UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

HUMMINGBIRD LTD.
(Name of Subject Company)

Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

6575064 CANADA INC.,

a wholly-owned subsidiary of

OPEN TEXT CORPORATION
(Bidder)

Common Shares
(Title of Class of Securities)

44544R101
(CUSIP Number of Class of Securities (if applicable))

John Trent
Open Text Corporation
275 Frank Tompa Drive
Waterloo, Ontario,
Canada N2L 0A1
(519) 888-7111

(Name, address (including ZIP code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of filing person)

With copies to:

Clay Horner	Michael L. Hermsen
Osler, Hoskin & Harcourt, LLP	Mayer, Brown, Rowe & Maw LLP
Box 50, 1 First Canadian Place	71 South Wacker Drive
Toronto, Ontario, Canada M5X 1B2	Chicago, IL 60606
(416) 862-6590	(312) 782-0600

July 10, 2006
(Date tender offer first published sent or given to securityholders)

Calculation of Filing Fee

Transaction Valuation[1]	Amount of Filing Fee[2]
$122,221,045.50	$13,077.65

[ ]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the Date of its filing.

Amount Previously Paid:	Registration No.:
Filing Party:	Date Filed:
Form:

1Estimated solely for the purpose of calculating the filing fee based on a transaction value equal to the product of the offer price of U.S. $27.75 per common share of the subject company and 4,403,362 common shares, which represents the number of common shares estimated to be held by United States holders.

2The Amount of the filing fee calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of transaction value.

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.	Home Jurisdiction Documents

        Offer to Purchase and Circular, dated July 10, 2006, Letter of Acceptance and Transmittal, Notice of Guaranteed Delivery and Letter to Shareholders.

Item 2.	Informational Legends

        See “Notice to Shareholders in the United States” set forth on the cover page of the Offer to Purchase and Circular, dated July 10, 2006.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, lawyer or other professional advisor.

This Offer has not been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

July 10, 2006

OFFER TO PURCHASE FOR CASH

all of the outstanding Common Shares of
HUMMINGBIRD LTD.
not currently owned by
6575064 Canada Inc. and its affiliates
at a price of U.S.$27.75 per Common Share
by
6575064 CANADA INC.
a wholly-owned subsidiary of
OPEN TEXT CORPORATION

This offer (the “Offer”) by 6575064 Canada Inc. (the “Offeror”), a wholly-owned subsidiary of Open Text Corporation (“Open Text”), is for all of the issued and outstanding common shares (the “Hummingbird Shares”) of Hummingbird Ltd. (“Hummingbird” or the “Company”) not currently owned by the Offeror and its affiliates. This Offer commences on the date hereof and is open for acceptance until 12:01 a.m., Vancouver time (the “Expiry Time”), on August 15, 2006 unless withdrawn or extended, and is conditional upon, among other things, a number of Hummingbird Shares being deposited under the Offer and not withdrawn such that those Hummingbird Shares together with all other Hummingbird Shares owned by the Offeror or its affiliates, directly or indirectly, constitute not less than 66 2/3% of the outstanding Hummingbird Shares on a fully diluted basis. This and other conditions to the Offer are described in Section 4 of the Offer to Purchase, “Conditions of the Offer”. The Offeror and its affiliates currently own 764,850 Hummingbird Shares, or approximately 4.3% of the issued and outstanding Hummingbird Shares as of June 19, 2006.

The intention to make the Offer was announced on July 5, 2006 after the close of trading on the Toronto Stock Exchange (“TSX”) and The Nasdaq Global Market (“Nasdaq”). The Offer represents a premium of approximately 20.4% and 20.0% over the closing prices of the Hummingbird Shares on the TSX (based on the Bank of Canada noon spot rate on July 5, 2006, of Cdn.$1.00 = U.S.$0.8995) and the Nasdaq, respectively, on May 25, 2006, the day prior to the announcement by Hummingbird that it had entered into the Arrangement Agreement (as defined herein) with affiliates of Symphony Technology Group, LLC (the “Symphony Affiliates”), and is U.S.$1.00 per share greater than the offer by the Symphony Affiliates as set out in the Arrangement Agreement.

Holders of Hummingbird Shares (“Shareholders”) who wish to tender any or all of their Hummingbird Shares to the Offer must complete and execute the accompanying Letter of Acceptance and Transmittal (the “Letter of Transmittal”) in accordance with the instructions set forth therein and deposit the completed Letter of Transmittal, together with the certificates representing the Hummingbird Shares being deposited and all other documents required by the Letter of Transmittal, at the offices of Computershare Investor Services Inc. (the “Depositary”) as specified in the Letter of Transmittal at or prior to the Expiry Time. Shareholders may also accept the Offer by following the procedures for book-entry transfer set forth herein, provided that confirmation of a book-entry transfer of Hummingbird Shares into the Depositary’s account at the appropriate Book-Entry Transfer Facility (as defined herein), together with an Agent’s Message (as defined herein) in respect thereof and other required documents, is received by the Depositary at its offices in Toronto prior to the Expiry Time. Shareholders who wish to deposit Hummingbird Shares under the Offer and whose certificates are not immediately available may do so by following the procedures for guaranteed delivery.

Questions and requests for assistance may be directed to the Depositary or the Information Agent. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from those persons at their respective offices shown on the last page of this document.

Persons whose Hummingbird Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Hummingbird Shares.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from, or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

(continued on next page)

EXCHANGE RATE INFORMATION

All dollar references in the Offer to Purchase and Circular are in U.S. dollars unless otherwise indicated. On July 5, 2006, the rate of exchange for the Canadian dollar, expressed in U.S. dollars, based on the Bank of Canada noon spot rate of exchange, was Cdn.$1.00 = U.S.$0.8995.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer has not been approved or disapproved by any United States or state securities regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Offer to Purchase and Circular. Any representation to the contrary is unlawful.

The Offer is made for the securities of a foreign issuer, and while the Offer is subject to applicable disclosure requirements in Canada, Shareholders should be aware that such requirements are different from those in the United States.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Hummingbird is located in Canada, that the Offer is governed by the laws of Canada, that certain of the officers and directors of Hummingbird are located in Canada, that certain of the officers and directors of Hummingbird are non-residents of the United States, that experts named in the Circular reside outside the United States and that all or a substantial portion of the assets of Hummingbird and the Offeror and said persons may be located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

No person has been authorized to give any information or make any representation other than those contained in the Offer to Purchase and Circular and the Letter of Transmittal, and, if given or made, that information or representation must not be relied upon as having been authorized by the Offeror.

Shareholders should be aware that the Offeror or its affiliates may, directly or indirectly, bid for or make purchases of Hummingbird Shares, or of related securities of the Company, during the period of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations and set out in Section 12 of the Offer to Purchase, “Market Purchases and Sales of Hummingbird Shares”.

Shareholders should be aware that the purchase by the Offeror of the Hummingbird Shares held by them as described herein may have tax consequences both in Canada and the United States. The principal Canadian federal income tax consequences for Shareholders who are Holders (as defined herein) and the material United States federal income tax consequences to Shareholders who are United States Holders (as defined herein) are described in Section 15 of the Circular, “Certain Income Tax Considerations”.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the accompanying Offer to Purchase and Circular are not based on historical fact. Statements including but not limited to words such as “believes”, “may”, “plans”, “will”, “estimate”, “continue”, “anticipates”, “intends”, “expects” and similar expressions constitute “forward-looking statements” and are prospective. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives, our strategies or future actions and may be found in certain sections of the Offer to Purchase and Circular, including, but not limited to, Section 12 of the Offer to Purchase, “Market Purchases and Sales of Hummingbird Shares”, Section 3 of the Circular, “Background to and Reasons for the Offer”, Section 7 of the Circular, “Acquisition of Hummingbird Shares Not Deposited” and Section 11 of the Circular, “Trading in Hummingbird Shares to be Acquired”.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, general economic and business conditions, changes in business strategy or development plans, and other factors referenced in our filings with the applicable Canadian securities regulatory authorities or the Securities and Exchange Commission (the “SEC”). There can be no assurance that (i) the operational and other synergies, (ii) the projected or expected financial or commercial benefits or (iii) the potential for future product sales or product development activities related to the acquisition of Hummingbird will be realized in the amounts or times contemplated.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this Offer to Purchase and Circular to reflect future results, events or developments.

TABLE OF CONTENTS

SUMMARY		4
	The Offer	4
	The Offeror and Open Text	4
	Hummingbird	5
	Purpose of the Offer	5
	Time for Acceptance	5
	Manner of Acceptance	5
	Conditions of the Offer	6
	Payment	6
	Withdrawal of Hummingbird Shares	6
	Market Price of the Hummingbird Shares	6
	Income Tax Considerations	6
	Depositary, Information Agent and Financial Advisor	7
GLOSSARY		8
OFFER TO PURCHASE		13
1.	The Offer	13
2.	Time for Acceptance	13
3.	Manner of Acceptance	14
4.	Conditions of the Offer	18
5.	Extension and Variation of the Offer	21
6.	Payment for Deposited Hummingbird Shares	22
7.	Withdrawal of Deposited Hummingbird Shares	23
8.	Return of Hummingbird Shares	24
9.	Changes in Capitalization, Distributions and Liens	25
10.	Mail Service and Interruption of Postal Services	25
11.	Notice and Delivery	26
12.	Market Purchases and Sales of Hummingbird Shares	26
13.	Other Terms of the Offer	27
CIRCULAR		28
1.	The Offeror and Open Text	28
2.	Hummingbird	29
3.	Background to and Reasons for the Offer	29
4.	Dividend Policy	33
5.	The Holdco Alternative	33
6.	Source of Funds	34
7.	Acquisition of Hummingbird Shares Not Deposited	34
8.	Previous Distributions and Hummingbird Share Repurchases	37
9.	Holdings of Hummingbird Shares	37
10.	Commitments to Acquire Hummingbird Shares	38
11.	Trading in Hummingbird Shares to be Acquired	38
12.	Arrangements, Agreements or Understandings	40
13.	Material Changes and Other Information	42
14.	Regulatory Matters	42
15.	Certain Income Tax Considerations	43
16.	Acceptance of the Offer	49
17.	Depositary and Information Agent	49
18.	Statutory Rights	50
19.	Financial Advisor	50
20.	Expenses of the Offer	50
21.	Legal Matters	50
22.	Consents	50
CERTIFICATE OF 6575064 CANADA INC.		C-1
CERTIFICATE OF OPEN TEXT CORPORATION		C-2

SUMMARY

        The following is a summary only and is qualified by the detailed provisions contained in the Offer to Purchase and Circular. Certain capitalized words and terms used in this Summary are defined in the Glossary. Shareholders of Hummingbird are urged to read the Offer to Purchase and Circular in their entirety.

        The information concerning Hummingbird in the Offer to Purchase and Circular has been taken from and is based upon publicly available documents or records on file with Canadian and U.S. securities regulatory authorities and other public sources at the time of the Offer, unless otherwise indicated, and has not been independently verified by the Offeror or Open Text. Although neither the Offeror nor Open Text has any knowledge that would indicate that any statements contained herein relating to the Company taken from or based upon such documents and records are inaccurate or incomplete, neither the Offeror, Open Text nor any of their respective officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Hummingbird taken from or based upon such documents and records, or for any failure by Hummingbird to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offeror or Open Text.

        The Offer

        The Offeror is offering, upon the terms and subject to the conditions of the Offer, to purchase all of the issued and outstanding Hummingbird Shares on the basis of a cash payment of U.S.$27.75 for each Hummingbird Share. The Offer represents a premium of approximately 20.4% and 20.0% over the closing prices of the Hummingbird Shares on the TSX (based on the Bank of Canada noon spot rate on July 5, 2006, of Cdn.$1.00 = U.S.$0.8995) and the Nasdaq, respectively, on May 25, 2006, the day prior to the announcement by Hummingbird that it had entered into the Arrangement Agreement, and is U.S.$1.00 per share greater than the offer by the Symphony Affiliates as set out in the Arrangement Agreement.

        The obligation of the Offeror to take up and pay for Hummingbird Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

        The Offeror and Open Text

        The Offeror is a wholly-owned subsidiary of Open Text. The Offeror was incorporated under the CBCA on May 26, 2006 and has been organized solely for the purpose of making the Offer and has not otherwise carried on any activities to date other than those incidental to its formation and the making of the Offer. The registered and principal executive office of the Offeror is located at 275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L 0A1.

        Open Text is a public corporation that was incorporated on June 26, 1991 and continued under the CBCA. Open Text is an independent software vendor that develops, markets, sells and supports Enterprise Content Management (“ECM”) solutions for use by global organizations on intranets, extranets and the Internet. Open Text’s flagship product line is Livelink ECM™, which combines collaboration and content management and transforms information into knowledge. Open Text’s software enables organizations to effectively address a diverse range of business needs including the ability to comply with increasing and changing regulatory requirements, to classify and organize information and to manage the retention and archiving of massive information volumes. Open Text offers a selection of business solutions built on the Livelink ECM™ platform and provides a series of specialized collaboration, content, and knowledge-based products that are sold independently or in combination with offerings based on the Livelink ECM™ platform. In addition, Open Text provides consulting, training, documentation, and technical support services that accelerate its customers’ implementation of Open Text products.

        The common shares of Open Text are listed on the TSX and the Nasdaq under the symbols “OTC” and “OTEX”, respectively.

Hummingbird

        Hummingbird is a public company governed by the CBCA and is engaged in the business of developing software solutions that are used in a wide range of industries such as legal services (law firms and corporate legal departments), various levels of government, financial services, energy, utilities and manufacturing. The Company is a global provider of enterprise software solutions that fall into two principal product families: (a) Hummingbird Enterprise and (b) Hummingbird Connectivity. Hummingbird Enterprise is the Company’s flagship offering, which represents an integrated Enterprise Content Management (ECM) suite that enables users to capture, create, access, manage, share, find, extract, analyze, protect, publish and archive business content across the extended enterprise from anywhere in the world. Hummingbird Connectivity is Hummingbird’s host access product suite that includes software applications for accessing mission-critical back office applications and related data from the majority of modern systems, including mainframe, AS/400, Linux and UNIX platform environments.

        Hummingbird’s registered and principal office is located at 1 Sparks Avenue, Toronto, Ontario M2H 2W1. The telephone number at the Company’s principal office is (416) 496-2200. The Hummingbird Shares are listed and posted for trading on the TSX and the Nasdaq under the symbols “HUM” and “HUMC”, respectively.

Purpose of the Offer

        The purpose of the Offer is to enable the Offeror to acquire all of the issued and outstanding Hummingbird Shares, including any Hummingbird Shares that may become issued and outstanding after the date of this Offer upon the exercise of any existing options, warrants or other rights to acquire Hummingbird Shares. See Section 3 of the Circular, “Background to and Reasons for the Offer – Purpose of the Offer”.

Time for Acceptance

        The Offer is open for acceptance until 12:01 a.m., Vancouver time, on August 15, 2006 or such later time and date to which the Offer may be extended, unless withdrawn by the Offeror.

Manner of Acceptance

        A holder of Hummingbird Shares wishing to accept the Offer must deposit certificates representing such holder’s Hummingbird Shares with respect to which the Offer is being accepted, together with a properly completed Letter of Transmittal (printed on blue paper) or a manually signed facsimile thereof, together with any other documentation required by the Letter of Transmittal, at the offices of the Depositary as specified in the Letter of Transmittal at or prior to the Expiry Time. Instructions are contained in the Letter of Transmittal which accompanies the Offer. See Section 3 of the Offer to Purchase, “Manner of Acceptance – Letter of Transmittal”.

        Shareholders whose Hummingbird Shares are registered in the name of a nominee may request their broker, investment dealer, bank, trust company or other nominee to take the necessary steps to deposit such Hummingbird Shares under the Offer.

        If a Shareholder wishes to deposit Hummingbird Shares pursuant to the Offer and the certificates representing the Hummingbird Shares are not immediately available or the Shareholder is not able to deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time, such Hummingbird Shares may nevertheless be deposited validly under the Offer by complying with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on green paper). See Section 3 of the Offer to Purchase, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

        Shareholders may also accept the Offer by following the procedures for book-entry transfer, provided that a Book-Entry Confirmation of the transfer of the Shareholder’s Hummingbird Shares into the Depositary’s account at the applicable Book-Entry Transfer Facility, together with an Agent’s Message in respect thereof and any other required documents, are received by the Depositary at its office in Toronto prior to the Expiry Time. See Section 3 of the Offer to Purchase, “Manner of Acceptance – Acceptance by Book-Entry Transfer”.

        Under the Offer, the Offeror will provide any Shareholder that owns Hummingbird Shares the option to use a holding company alternative structure which accommodates certain Canadian income tax planning measures. See Section 5 of the Circular, “The Holdco Alternative”.

Conditions of the Offer

        The Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for any Hummingbird Shares deposited under the Offer unless the conditions described in Section 4 of the Offer to Purchase, “Conditions of the Offer”, are satisfied or waived by the Offeror at or prior to the Expiry Time. Those conditions include there having been validly deposited under the Offer and not withdrawn at the Expiry Time a number of Hummingbird Shares which, together with Hummingbird Shares owned by the Offeror and its affiliates, constitute at least 66 2/3% of the outstanding Hummingbird Shares (on a fully diluted basis).

Payment

        If all the conditions referred to under Section 4 of the Offer to Purchase, “Conditions of the Offer”, have been fulfilled or waived at the Expiry Time, the Offeror will take up the Hummingbird Shares deposited under the Offer and not withdrawn as soon as practicable and, in any event, not later than ten days from the Expiry Time and pay for the Hummingbird Shares taken up as soon as possible, but in any event not later than three Business Days after taking up the Hummingbird Shares. The Offeror will pay for Hummingbird Shares validly deposited under the Offer and not withdrawn by providing the Depositary, which will act as agent for depositing Shareholders for the purposes of receiving payment from the Offeror, with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders. Settlement with each Shareholder who has deposited Hummingbird Shares under the Offer will be made by the Depositary forwarding a cheque, payable in U.S. funds, to such Shareholder or, with respect to amounts exceeding the equivalent of Cdn.$25 million, by wire transfer payable in U.S. funds.

Withdrawal of Hummingbird Shares

        Deposits of Hummingbird Shares pursuant to the Offer may be withdrawn only as provided in Section 7 of the Offer to Purchase, “Withdrawal of Deposited Hummingbird Shares”.

Market Price of the Hummingbird Shares

        The Offer represents a premium of approximately 20.4% and 20.0% over the closing prices of the Hummingbird Shares on the TSX (based on the Bank of Canada noon spot rate on July 5, 2006, of Cdn.$1.00 = U.S.$0.8995) and the Nasdaq, respectively, on May 25, 2006, the day prior to the announcement by Hummingbird that it had entered into the Arrangement Agreement.

Income Tax Considerations

        The sale of Hummingbird Shares under the Offer will be a taxable disposition for Canadian federal income tax purposes and will give rise to tax consequences for the depositing Shareholder. See Section 15 of the Circular, “Certain Income Tax Considerations – Canadian Federal Income Tax Considerations”.

        The sale of Hummingbird Shares under the Offer will be a taxable disposition for United States federal income tax purposes and will give rise to tax consequences for the depositing Shareholder. See Section 15 of the Circular, “Certain Income Tax Considerations – United States Federal Income Tax Considerations”.

        Shareholders should consult their own tax advisors for advice with respect to the tax consequences to them of accepting the Offer or utilizing the Holdco Alternative, or of any Compulsory Acquisition or Subsequent Acquisition Transaction.

Depositary, Information Agent and Financial Advisor

        Computershare Investor Services Inc. is acting as Depositary. D.F. King & Co., Inc. is acting as Information Agent under the Offer. Open Text has retained RBC Dominion Securities Inc. to act as its financial advisor in connection with the Offer.

        The Depositary will receive deposits of certificates representing the Hummingbird Shares and accompanying Letters of Transmittal and other documents. The Depositary will also be responsible for receiving Notices of Guaranteed Delivery, giving certain notices, if required, and making payment for all Hummingbird Shares purchased by the Offeror under the Offer. The Information Agent will be responsible for providing information to Shareholders.

GLOSSARY

        In the Offer to Purchase and Circular, unless the context is inconsistent therewith, the following terms shall have the meanings set forth below. Certain other defined terms are used in a limited manner in the Offer to Purchase and Circular and have the meanings indicated at their first usage.

        “Adverse Ruling” has the meaning ascribed thereto in Section 12 of the Circular, “Arrangements, Agreements or Understandings – Arrangements with Certain Shareholders of Hummingbird”;

        “affiliate” has the meaning ascribed thereto in the OSA;

        “AMF” means the Québec Autorité des Marchés Financiers;

        “ARC” has the meaning ascribed thereto in Section 14 of the Circular, “Regulatory Matters – Competition Act”;

        “Agent’s Message” has the meaning ascribed thereto in Section 3 of the Offer to Purchase, “Manner of Acceptance – Acceptance by Book-Entry Transfer”;

        “Antitrust Division” means the Antitrust Division of the United States Department of Justice;

        “Arrangement Agreement” means the arrangement agreement among Hummingbird Ltd., Linden Acquisition Ltd., Linden Management Corporation and Symphony Technology II-A, L.P., dated as of May 25, 2006 and amended as of June 19, 2006;

        “associate” has the meaning ascribed thereto in the OSA;

        “Board of Directors” means the board of directors of Hummingbird and “Directors” means directors of Hummingbird;

        “Book-Entry Confirmation” has the meaning ascribed thereto in Section 3 of the Offer to Purchase, “Manner of Acceptance – Acceptance by Book-Entry Transfer”;

        “Book-Entry Transfer Facility” means, for Shareholders accepting the Offer in Canada, The Canadian Depository for Securities Limited, and for Shareholders accepting the Offer in the United States, The Depository Trust Company. The Canadian Depository for Securities Limited and The Depository Trust Company are collectively referred to herein as the “Book-Entry Transfer Facilities”;

        “Business Day” means any day other than a Saturday or Sunday or a day on which banking institutions in the City of Waterloo, Ontario, are authorized or obligated by law to close;

        “CBCA” means the Canada Business Corporations Act, as amended;

        “CRA” means the Canada Revenue Agency;

        “Circular” means the take-over bid circular accompanying the Offer to Purchase and forming part of the Offer;

        “Close of Business” on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next Business Day) at which the principal office of the transfer agent for the Hummingbird Shares in Toronto, Ontario, is closed to the public;

        “Commissioner” means either the Commissioner of Competition appointed under the Competition Act or any person duly authorized to exercise the powers and perform the duties of the Commissioner of Competition;

        “Company” means Hummingbird Ltd., a corporation governed by the CBCA;

        “Compulsory Acquisition” has the meaning ascribed thereto in Section 7 of the Circular, “Acquisition of Hummingbird Shares Not Deposited – Compulsory Acquisition”;

        “Competition Act” means the Competition Act (Canada), as amended;

        “Competition Tribunal” has the meaning ascribed thereto in the Competition Act;

        “Depositary” means Computershare Investor Services Inc.;

        “Depositary Agreement” means the agreement dated as of July 7, 2006 between the Offeror and the Depositary;

        “Distributions” has the meaning ascribed thereto in Section 3 of the Offer to Purchase, “Manner of Acceptance – Dividends and Distributions”;

        “dollars” or “$” means U.S. dollars, unless otherwise expressly stated;

        “Effective Date” has the meaning ascribed thereto in Section 3 of the Offer to Purchase, “Manner of Acceptance – Power of Attorney”;

        “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP);

        “Exchange Act” has the meaning ascribed thereto in Section 3 of the Circular “Background to and Reasons for the Offer – Plans for the Company”;

        “Expiry Date” means August 15, 2006 or such later date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer to Purchase, “Extension and Variation of the Offer”;

        “Expiry Time” means 12:01 a.m., Vancouver time, on the Expiry Date, or such later time or times as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer to Purchase, “Extension and Variation of the Offer”;

        “First Superior Price” has the meaning ascribed thereto in Section 12 of the Circular, “Arrangements, Agreements or Understandings – Arrangements with Certain Shareholders of Hummingbird”;

        “FTC” means the United States Federal Trade Commission;

        “fully diluted basis” means, with respect to the number of outstanding Hummingbird Shares at any time, the number of outstanding Hummingbird Shares assuming that all options, warrants and other rights to purchase or receive Hummingbird Shares are exercised in full;

        “Holdco” means a single purpose holding company newly incorporated under the laws of Canada that is resident in Canada, that is a taxable Canadian corporation for purposes of the Tax Act, that has never had any assets other than Hummingbird Shares and that has never had any liabilities whatsoever;

        “Holdco Shares” means the issued and outstanding shares in the capital of any Holdco;

        “Holder” has the meaning ascribed thereto in Section 15 of the Circular, “Certain Income Tax Considerations – Canadian Federal Income Tax Considerations”;

        “HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

        “Hummingbird” means Hummingbird Ltd., a corporation governed by the CBCA;

        “Hummingbird Share” means a common share in the capital of Hummingbird;

        “Information Agent” means D.F. King & Co., Inc.;

        “insider” has the meaning ascribed thereto in the OSA;

        “Lending Bank” has the meaning ascribed thereto in Section 6 of the Circular, “Source of Funds”;

        “Letter of Transmittal” means the letter of acceptance and transmittal in the form (printed on blue paper) accompanying the Offer to Purchase and Circular;

        “Lock-up Agreements” has the meaning ascribed thereto in Section 12 of the Circular, “Arrangements, Agreements or Understandings – Arrangements with Certain Shareholders of Hummingbird”;

        “Material Adverse Effect” means, when used in connection with any person, any effect that is, or could reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations of that person, its subsidiaries and its material joint ventures, taken as a whole;

        “material fact”, “material change” and “misrepresentation” are used as defined under the OSA;

        “Minimum Condition” has the meaning ascribed thereto in subsection (a) of Section 4 of the Offer to Purchase, “Conditions of the Offer”;

        “Nasdaq” means The Nasdaq Global Market, or any successor inter-dealer quotation system operated by Nasdaq Stock Market, Inc., or any successor thereto;

        “Non-Resident Holder” has the meaning ascribed thereto in Section 15 of the Circular, “Certain Income Tax Considerations – Canadian Federal Income Tax Considerations”;

        “Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form (printed on green paper) accompanying the Offer and Circular;

        “Offer” or “Offer to Purchase” means the offer to purchase hereby made by the Offeror to the Shareholders;

        “Offeree” has the meaning ascribed thereto in Section 6 of the Circular, “Acquisition of Hummingbird Shares Not Deposited – Compulsory Acquisition”;

        “Offer Period” means the period commencing on the date hereof and ending at the Expiry Time;

        “Offeror” means 6575064 Canada Inc., a corporation incorporated under the laws of Canada, being a wholly-owned subsidiary of Open Text;

        “Offeror’s Notice” has the meaning ascribed thereto in Section 6 of the Circular, “Acquisition of Hummingbird Shares Not Deposited – Compulsory Acquisition”;

        “Open Text” means Open Text Corporation, a corporation continued under the CBCA;

        “Ordinary Course” means, with respect to an action taken by Hummingbird, that such action is consistent with past practices of Hummingbird and is taken in the ordinary course of the normal day-to-day operations of Hummingbird, provided that any actions and omissions to act undertaken in the furtherance of the transactions contemplated by the Offer shall be deemed to be in the Ordinary Course;

        “OSA” means the Securities Act (Ontario), as amended;

        “OSC” means the Ontario Securities Commission;

        “PFIC” has the meaning ascribed thereto in Section 15 of the Circular, “Certain Income Tax Considerations – United States Federal Income Tax Considerations”;

        “person” means and includes an individual, a corporation, a partnership, a trust or any unincorporated organization, and words importing persons have a similar meaning;

        “Policy Q-27” means Policy No. Q-27 – Protection of Minority Security Holdings in the Course of Certain Transactions of the AMF, as amended;

        “Purchased Securities” has the meaning ascribed thereto in Section 3 of the Offer to Purchase, “Manner of Acceptance – Power of Attorney”;

        “Resident Holder” has the meaning ascribed thereto in Section 15 of the Circular, “Certain Income Tax Considerations – Canadian Federal Income Tax Considerations”;

        “Restricted Event” means with respect to Hummingbird and its subsidiaries:

(a)	any purchase, licence, lease or acquisition of an interest in assets other than in the Ordinary Course;

(b)	any sale, licence, lease, pledge or disposition of an interest in assets other than in the Ordinary Course;

(c)	any amendment to the articles or by-laws;

(d)	any material capital expenditures, except material capital expenditures in respect of which the Company has entered into legally binding agreements to incur in the Ordinary Course prior to the date of the Offer;

(e)	entering into, instituting, modifying or terminating any agreement, arrangement or benefit plan with any senior officers, employees or Directors other than any such agreement or arrangement entered into in the Ordinary Course with any employee other than an employee that is a Director or officer of Hummingbird;

(f)	any release, relinquishment or impairment of, or any threat to, any material contractual rights, leases, licences or other statutory rights;

(g)	agreeing to guarantee the payment of any material amount of indebtedness of a third party;

(h)	declaring, paying, authorizing or making any distribution or payment of or on any of its securities;

(i)	any take-over bid or tender offer (including, without limitation, an issuer bid or self-tender offer) or exchange offer, merger, amalgamation, amendment to the Arrangement Agreement, plan or arrangement, reorganization, consolidation, business combination, reverse take-over, sale of substantially all of its assets, sale of securities, recapitalization, liquidation, dissolution, winding up or similar transaction involving Hummingbird or any of its subsidiaries or any other transaction the consummation of which would or could reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the Offer or which would or could materially dilute the benefits to the Offeror or its affiliates of the Offer; and

(j)	any material joint venture, other mutual co-operation agreement or distribution agreement.

        “Rule 61-501” means OSC Rule 61-501 – Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions of the OSC, as amended;

        “SEC” means the United States Securities and Exchange Commission;

        “Second Superior Price” has the meaning ascribed thereto in Section 12 of the Circular, “Arrangements, Agreements or Understandings – Arrangements with Certain Shareholders of Hummingbird”;

        “Securities Act” has the meaning ascribed thereto in Section 11 of the Circular, “Trading in Hummingbird Shares to be Acquired”;

        “Senior Credit Facilities” has the meaning ascribed thereto in Section 6 of the Circular, “Source of Funds”;

        “Share Purchase Agreement” has the meaning ascribed thereto in Section 5 of the Circular, “The Holdco Alternative”;

        “Shareholders” means the holders of Hummingbird Shares;

        “Subsequent Acquisition Transaction” has the meaning ascribed thereto in Section 7 of the Circular, “Acquisition of Hummingbird Shares Not Deposited – Subsequent Acquisition Transaction”;

        “subsidiary” has the meaning ascribed thereto in the OSA;

        “Subject Shares” has the meaning ascribed thereto in Section 12 of the Circular, “Arrangements, Agreements or Understandings – Arrangements with Certain Shareholders of Hummingbird”;

        “Supporting Shareholders” has the meaning ascribed thereto in Section 12 of the Circular, “Arrangements, Agreements or Understandings – Arrangements with Certain Shareholders of Hummingbird”;

        “Symphony Affiliates” means, collectively, Linden Acquisition Ltd., Linden Management Corporation and Symphony Technology II-A, L.P.;

        “Take-Up Date” means each date upon which the Offeror takes up or acquires Hummingbird Shares pursuant to the Offer;

        “Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended;

        “Third Party Transaction” has the meaning ascribed thereto in Section 12 of the Circular, “Arrangements, Agreements or Understandings – Arrangements with Certain Shareholders of Hummingbird”;

        “TIN” means a United States taxpayer identification number;

        “TSX” means the Toronto Stock Exchange; and

        “United States Holder” has the meaning ascribed thereto in Section 15 of the Circular, “Certain Income Tax Considerations – United States Federal Income Tax Considerations”.

OFFER TO PURCHASE

July 10, 2006

TO: HOLDERS OF COMMON SHARES OF HUMMINGBIRD LTD.

1.     The Offer

        The Offeror hereby offers to purchase, on and subject to the terms and conditions hereinafter specified, all of the issued and outstanding Hummingbird Shares not currently owned by the Offeror and its affiliates, including Hummingbird Shares which may become outstanding on the exercise of options, warrants or other rights to purchase Hummingbird Shares, on the basis of a cash payment of U.S.$27.75 for each Hummingbird Share held. The Offer represents a premium of approximately 20.4% and 20.0% over the closing prices of the Hummingbird Shares on the TSX (based on the Bank of Canada noon spot rate on July 5, 2006, of Cdn.$1.00 = U.S.$0.8995) and the Nasdaq, respectively, on May 25, 2006, the day prior to the announcement by Hummingbird that it had entered into the Arrangement Agreement, and is U.S.$1.00 per share greater than the offer by the Symphony Affiliates as set out in the Arrangement Agreement.

        As at the date hereof, the Offeror, together with Open Text, owns 764,850 Hummingbird Shares or approximately 4.3% of the issued and outstanding Hummingbird Shares as of June 19, 2006.

        The Offer is made only for Hummingbird Shares and is not made for any options, warrants or other rights to purchase Hummingbird Shares. Any holder of such options, warrants or other rights who wishes to accept the Offer should, to the extent permitted by the terms thereof, exercise the options, warrants or other rights and deposit the Hummingbird Shares obtained on the exercise of such options, warrants or other rights in accordance with the Offer. Any such exercise must be sufficiently in advance of the Expiry Time to ensure that the Hummingbird Shares will be available for deposit at or prior to the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of this Offer to Purchase, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

        The Offeror reserves the right to transfer or assign, in whole or from time to time in part, to one or more persons designated by or affiliated with the Offeror, the right to purchase Hummingbird Shares deposited in the Offer, but any such transfer or assignment will not relieve the Offeror of its obligations under the Offer or prejudice the rights of depositing Shareholders to receive payment for Hummingbird Shares validly deposited and accepted for payment pursuant to the Offer.

        All Shareholders who tender their Hummingbird Shares to the Offer will, and will be deemed to have, assigned to the Offeror the amount of any dividends or other distributions declared or paid by Hummingbird on or after July 10, 2006. Accordingly, Shareholders who tender their Hummingbird Shares to the Offer and whose deposited Hummingbird Shares are taken up and paid for by the Offeror pursuant to the Offer will not receive any further dividends or distributions from Hummingbird. Such assignment of dividends may have Canadian and United States federal income tax consequences not discussed under the heading “Certain Income Tax Considerations” in Section 15 of the Circular. See Section 3 of this Offer to Purchase, “Manner of Acceptance – Dividends and Distributions”.

        Depositing Shareholders will not be obliged to pay brokerage fees or commissions if they accept the Offer by depositing their Hummingbird Shares directly with the Depositary.

        All currency amounts expressed herein, unless otherwise indicated, are expressed in U.S. dollars.

        The accompanying Circular, Letter of Transmittal and Notice of Guaranteed Delivery, which are incorporated into and form part of the Offer, contain important information that should be read carefully before making a decision with respect to the Offer.

2.     Time for Acceptance

        The Offer is open for acceptance for the period commencing on the date hereof and ending at 12:01 a.m., Vancouver time, on August 15, 2006, unless the Offer is extended or withdrawn by the Offeror. The Expiry Time may be extended at the Offeror’s sole discretion pursuant to Section 5 of this Offer to Purchase, “Extension and Variation of the Offer”.

        Unless the Offer is withdrawn, Hummingbird Shares may be deposited pursuant to the Offer at least until the Close of Business on the date of the first take-up of or payment for the Hummingbird Shares. This term of the Offer is an irrevocable and unqualified condition.

3.     Manner of Acceptance

        Letter of Transmittal

        The Offer may be accepted by delivering to the Depositary at the offices specified in the Letter of Transmittal accompanying the Offer, so as to arrive there not later than the Expiry Time:

(a)	either:

(i)	the certificate or certificates representing the Hummingbird Shares in respect of which the Offer is being accepted; or

(ii)	confirmation of a book-entry transfer of such Hummingbird Shares into the Depositary’s account at the appropriate Book-Entry Transfer Facility pursuant to the procedure set out below;

(b)	a Letter of Transmittal (printed on blue paper) in the form accompanying this Offer to Purchase and Circular, or a manually signed facsimile thereof, properly completed and duly executed as required by the instructions set out in such Letter of Transmittal (or in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal); and

(c)	any other relevant documents required by the instructions set out in such Letter of Transmittal.

        Except as otherwise provided in the instructions and rules set out in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution or in some other manner acceptable to the Depositary (except that no guarantee is required for the signature of a depositing Shareholder which is an Eligible Institution). If a Letter of Transmittal is executed by a person other than the registered holder of the Hummingbird Shares represented by the certificate(s) being deposited therewith, then the certificate(s) must be endorsed, or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power guaranteed by an Eligible Institution.

        Alternatively, Hummingbird Shares may be deposited in compliance with the procedures set forth below for guaranteed delivery or book-entry transfer.

        Procedure for Holdco Alternative

        Shareholders who hold Hummingbird Shares indirectly through one or more Holdcos will be permitted to participate in the Offer by depositing all the outstanding Holdco Shares under the Offer for consideration identical to that which such Shareholders would have been entitled to receive had the Hummingbird Shares owned by such Holdcos been deposited directly under the Offer. The Holdco Alternative is only available on and subject to the terms and conditions described in Section 5 of the Circular, “The Holdco Alternative”. A Shareholder wishing to utilize the Holdco Alternative must first advise the Offeror of such intention in writing with a copy to the Depositary not later than ten Business Days prior to the Expiry Time. A valid deposit of Holdco Shares under the Offer will constitute an acceptance of the Offer.

        The procedures described above for the deposit of the Hummingbird Shares by means of a Letter of Transmittal or a Notice of Guaranteed Delivery cannot be used to deposit Holdco Shares under the Offer.

        Except as provided above or where the context otherwise requires, all references in the Offer to Hummingbird Shares shall include Holdco Shares.

        Procedure for Guaranteed Delivery

        If a Shareholder wishes to deposit Hummingbird Shares pursuant to the Offer and the certificates representing the Hummingbird Shares are not immediately available or the Shareholder is not able to deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time, those Hummingbird Shares may nevertheless be deposited validly under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution;

(b)	a Notice of Guaranteed Delivery (printed on green paper) in the form accompanying this Offer to Purchase and Circular or a facsimile thereof, properly completed and signed, including a guarantee by an Eligible Institution in the form specified in the Notice of Guaranteed Delivery, is received by the Depositary at or prior to the Expiry Time at the Toronto office of the Depositary as set forth in the accompanying Notice of Guaranteed Delivery; and

(c)	the certificate(s) representing the deposited Hummingbird Shares in proper form for transfer, or a Book-Entry Confirmation with respect to the deposited Hummingbird Shares, together with a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed with any required signature guarantees (or, in the case of a book-entry transfer of Hummingbird Shares, an Agent’s Message), and all other documents required by the Letter of Transmittal, are received by the Depositary at the applicable address specified in the Notice of Guaranteed Delivery no later than 5:00 p.m., Toronto time, on the third trading day on the TSX after the Expiry Time.

        The Notice of Guaranteed Delivery may be delivered by hand, transmitted by facsimile transmission or mailed to the Depositary at its Toronto office as specified in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery, Letter of Transmittal and certificates representing the deposited Hummingbird Shares to any office other than such office of the Depositary does not constitute delivery for purposes of the Offer.

        Acceptance by Book-Entry Transfer

        The Depositary will establish accounts with respect to the Hummingbird Shares at the Book-Entry Transfer Facilities for the purposes of the Offer within three Business Days after the date of the Offer. Any financial institution that is a participant in the system of the applicable Book-Entry Transfer Facility may make a book-entry delivery of the Hummingbird Shares by causing the applicable Book-Entry Transfer Facility to transfer such Hummingbird Shares into the Depositary’s account at the applicable Book-Entry Transfer Facility in accordance with that Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Hummingbird Shares may be effected through book-entry transfer at the applicable Book-Entry Transfer Facility, either a Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at its Toronto office no later than the Expiry Time, or the depositing Shareholder must comply with the guaranteed delivery procedure described above. Delivery of documents to the applicable Book-Entry Transfer Facility does not constitute delivery to the Depositary.

        The term “Agent’s Message” means a message, transmitted by the applicable Book-Entry Transfer Facility to, and received by, the Depositary and forming part of a book-entry transfer of Hummingbird Shares (a “Book-Entry Confirmation”) which states that the applicable Book-Entry Transfer Facility has received an express acknowledgement from the participant in the system of that Book-Entry Transfer Facility depositing the Hummingbird Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that the Offeror may enforce such agreement against such participant.

        General

        In all cases, payment for Hummingbird Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of certificates representing Hummingbird Shares (or in the case of Hummingbird Shares deposited by book-entry transfer, a Book-Entry Confirmation), together with a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof covering such Hummingbird Shares, with the signatures guaranteed, if required, in accordance with the instructions in the Letter of Transmittal (or, in the case of Hummingbird Shares deposited by book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal.

        The method of delivery of certificates representing Hummingbird Shares, including the Agent’s Message, the Letter of Transmittal and all other required documents, is at the option and risk of the person depositing the same. The Offeror recommends that such documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail with return receipt requested be used and that proper insurance be obtained.

        Shareholders whose Hummingbird Shares are registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

        All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Hummingbird Shares deposited pursuant to the Offer shall be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Hummingbird Shares. There shall be no duty or obligation on the Offeror, Open Text, the Depositary, the Information Agent or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding.

        The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out above.

        Dividends and Distributions

        Subject to the terms and conditions of the Offer, by accepting the Offer pursuant to the procedures set forth above, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Hummingbird Shares covered by the Letter of Acceptance and Transmittal (or the Agent’s Message in connection with a book-entry transfer) delivered to the Depositary and in and to all rights and benefits arising from such securities including any and all dividends, distributions, payments, securities, property or other interests which may have been or may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of such securities or any of them on or after the date of the Offer, other than any cash dividend, distribution or payment in respect of which a reduction in the price of the Offer is made pursuant to Section 9 of this Offer to Purchase, “Changes in Capitalization, Distributions and Liens”, but including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”).

        Power of Attorney

        The execution of a Letter of Transmittal (or an Agent’s Message in connection with a book-entry transfer of Hummingbird Shares) irrevocably constitutes and appoints the Depositary, any officer or director of the Offeror and any other person designated by the Offeror in writing as the true and lawful agent, attorney and attorney-in-fact and proxy of the holder of the Hummingbird Shares covered by the Letter of Transmittal, or on whose behalf an Agent’s Message is sent, with respect to the Hummingbird Shares registered in the name of such holder on the appropriate register of holders maintained by Hummingbird and deposited under the Offer and paid for by the Offeror, together with any Distributions thereon (the “Purchased Securities”).

        The power of attorney granted irrevocably upon execution of a Letter of Transmittal (or an Agent’s Message in connection with a book-entry transfer of Hummingbird Shares) shall be effective on and after the date the Offeror takes up and pays for such Purchased Securities (the “Effective Date”) with full power of substitution and re-substitution, in the name and on behalf of such holder (such power of attorney being deemed to be an irrevocable power coupled with an interest), (a) to register or record, transfer and enter the transfer and/or cancellation of the Purchased Securities (to the extent consisting of securities) on the appropriate register of holders of Hummingbird Shares maintained by Hummingbird; (b) to transfer ownership of such Purchased Securities (to the extent consisting of securities) on the account books maintained at the appropriate Book-Entry Transfer Facility, together, in any such case, with all accompanying evidence of transfer and authenticity, to or upon the order of the Offeror, (c) except as may otherwise be agreed, to exercise any and all of the rights of the holder of the Purchased Securities, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in a form and on terms satisfactory to the Offeror in respect of all or any of the Purchased Securities, revoke any such instrument, authorization or consent to designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of such holder of Hummingbird Shares in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise (and any adjournment thereof), including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of the relevant securities of Hummingbird, (d) to execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of the Purchased Securities, any and all cheques or other instruments respecting any Distribution payable to, or to the order of, such registered holder, and (e) to exercise any rights of the undersigned with respect to the Purchased Securities.

        A Shareholder accepting the Offer under the terms of the Letter of Transmittal (or on whose behalf an Agent’s Message is sent) revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Hummingbird Shares covered by the Letter of Transmittal (or the Agent’s Message in connection with a book-entry transfer) or any Distributions thereon. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted by or on behalf of the depositing Shareholder with respect to the Hummingbird Shares covered by the Letter of Transmittal (or the Agent’s Message in connection with a book-entry transfer) or any Distributions thereon, unless such Hummingbird Shares are not taken up and paid for under the Offer. Furthermore, a holder of Purchased Securities who executes a Letter of Transmittal or on whose behalf an Agent’s Message is sent agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise (and any adjournment thereof), including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of the relevant securities of Hummingbird and, except as may otherwise be agreed, not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder of the Purchased Securities.

        Further Assurances

        A holder of Purchased Securities who executes a Letter of Transmittal covenants under the Letter of Transmittal to execute, upon request of the Offeror, any additional documents of transfer or assurances necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred is irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder.

        Depositing Shareholders’ Representations and Warranties

        The acceptance of Hummingbird Shares pursuant to the procedures herein will constitute a binding agreement between the depositing Shareholders and the Offeror upon the terms and subject to the conditions of the Offer, including the depositing Shareholder’s representation and warranty that (i) such person signing the Letter of Transmittal or on whose behalf an Agent’s Message is submitted, as applicable, has full power and sufficient authority to deposit, sell, assign and transfer the Hummingbird Shares (and any Distributions thereon) being deposited; (ii) such person owns the Hummingbird Shares (and any Distributions thereon) being deposited within the meaning of applicable securities laws; (iii) the deposited Hummingbird Shares (and any Distributions thereon) have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Hummingbird Shares (and any Distributions thereon) to any other person; (iv) the deposit of such Hummingbird Shares (and any Distributions thereon) complies with applicable securities laws; and (v) when such Hummingbird Shares (and any Distributions thereon) are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, adverse interests, equities and rights of others.

        United States Information Reporting and Backup Withholding

        In order to prevent backup withholding, currently at a rate of 28%, each person that tenders Hummingbird Shares pursuant to the Offer that is a U.S. person (as defined in the Letter of Transmittal) is required to provide the Depositary with a correct TIN and with certain other information on a Substitute Form W-9 (which is provided in the Letter of Transmittal) and to certify that the TIN provided is correct (or that such U.S. person is awaiting a TIN) and that (a) the U.S. person has not been notified by the Internal Revenue Service that the U.S. person is subject to backup withholding as a result of a failure to report all interest or dividends or (b) the Internal Revenue Service has notified the U.S. person that the U.S. person is no longer subject to backup withholding. Failure to provide the required information on the

Substitute Form W-9 may subject the tendering U.S. person to penalties imposed by the Internal Revenue Service and backup withholding may be applicable on payments made to such person pursuant to the Offer. Penalties may also be imposed for providing false information which, if wilfully done, may result in fines and/or imprisonment. Certain U.S. persons are not subject to these backup withholding and information reporting rules.

        Persons tendering Hummingbird Shares pursuant to the Offer that are not U.S. persons but provide a mailing address in the United States may be required to file an Internal Revenue Service Form W-8BEN or other appropriate Internal Revenue Service Form W-8. The Depositary will provide such forms upon request (or you may obtain the appropriate Form W-8 from the Internal Revenue Service’s website (http://www.irs.gov)). A failure to properly complete and furnish the appropriate Form W-8 may result in backup withholding.

4.     Conditions of the Offer

        Notwithstanding any other provision of the Offer, the Offeror shall have the right to withdraw or terminate the Offer and to not take up and pay for, or extend the period of time during which the Offer is open and to postpone taking up and paying for, any Hummingbird Shares deposited under the Offer, unless all of the following conditions are satisfied, as determined in the Offeror’s sole judgement, or waived by the Offeror at or prior to the Expiry Time:

(a)	there shall have been validly deposited under the Offer and not withdrawn that number of Hummingbird Shares which, together with the Hummingbird Shares directly or indirectly owned or controlled by the Offeror or its affiliates, represents not less than 66 2/3% of the Hummingbird Shares outstanding on a fully diluted basis (the “Minimum Condition”);

(b)	neither Hummingbird nor any of its subsidiaries or associates or other entities in which it has a direct or indirect interest (such other entities being hereinafter referred to as “entities”) shall have taken or proposed to take any action, or disclosed any previously undisclosed action taken by any of them, and no other person shall have taken any action, that might make it inadvisable for the Offeror to proceed with the Offer and/or with taking up and paying for Hummingbird Shares deposited under the Offer or completing a Compulsory Acquisition or Subsequent Acquisition Transaction;

(c)	there shall not exist and shall not have occurred (or, if there does exist or shall have occurred prior to the commencement of the Offer, there shall not have been disclosed, generally or to the Offeror in writing, or the Offeror shall not otherwise have discovered), and the Offer, if completed, will not be reasonably likely to cause or result in, any change (or any condition, event or development involving a prospective change) in the business, operations (including results of operations), assets, capitalization, properties, condition (financial or otherwise), prospects or liabilities of Hummingbird, or any of its subsidiaries which, when considered either individually or in the aggregate, has a Material Adverse Effect on Hummingbird or would materially and adversely affect the ability of the Offeror to effect a Compulsory Acquisition or Subsequent Acquisition Transaction, or if any such transaction were consummated, would have a Material Adverse Effect on the Offeror;

(d)	the Company shall not have adopted a shareholder rights plan that provides rights to the Shareholders to purchase any securities of the Company as a result of this Offer or any Subsequent Acquisition Transaction (a “Hummingbird Rights Plan”), or if a Hummingbird Rights Plan is adopted, it shall not and will not adversely affect the Offer or the Offeror, either before or on consummation of the Offer, or the purchase of any Hummingbird Shares under any Subsequent Acquisition Transaction;

(e)	all government or regulatory consents, authorizations, waivers, permits, reviews, orders, rulings, decisions, approvals or exemptions (including, without limitation, those of any stock exchange or other securities regulatory authorities) that are necessary or desirable to complete the Offer and the acquisition of Hummingbird Shares pursuant to the Offer or a Compulsory Acquisition or Subsequent Acquisition Transaction shall have been obtained or concluded on terms and conditions satisfactory to the Offeror and all regulatory notice and waiting or suspensory periods shall have expired or been terminated;

(f)	without limiting the scope of the condition in paragraph (e),

(i)	the applicable waiting period related to merger pre-notification under Part IX of the Competition Act shall have expired or been waived and the Commissioner shall have advised that she does not intend to oppose the purchase of the Hummingbird Shares under the Offer (which advice shall not have been rescinded or amended) and shall not have made or threatened to make application under the Competition

Act in respect of the purchase of the Hummingbird Shares under the Offer, and shall not have otherwise made or issued any communication (whether to the Offeror or otherwise), which might make it inadvisable for the Offeror to proceed with the Offer or taking up and paying for Hummingbird Shares deposited under the Offer; or

(ii)	the Commissioner shall have issued an advance ruling certificate in respect of the purchase of the Hummingbird Shares pursuant to Section 102 of the Competition Act and shall not have subsequently withdrawn or purported to have withdrawn such advance ruling certificate prior to the acquisition by the Offeror of Hummingbird Shares deposited under the Offer or have stated or otherwise indicated that she has new information as a result of which she is no longer satisfied that she would not have sufficient grounds on which to apply to the Competition Tribunal under Section 92 of the Competition Act with respect to the Offer;

(g)	without limiting the scope of the condition in paragraph (e), (i) the waiting period (and any extension thereof) as may be applicable to the consummation of the Offer under the HSR Act, and (ii) any applicable waiting periods (and any extensions thereof) under any other competition, merger control or similar law, rule, regulation or policy or any governmental or regulatory approval or consent in respect of competition or merger control matters, shall have expired or been earlier terminated, as the case may be;

(h)	the Offeror shall have determined that no act, action, suit or proceeding shall have been threatened, taken or commenced by or before, and no judgement or order shall have been issued by, and no law, regulation, policy, directive or order, whether or not having the force of law, shall have been proposed, enacted, promulgated, amended or applied by any domestic or foreign elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity), any governmental agency or regulatory authority or administrative agency or commission in Canada, the United States or elsewhere, any domestic or foreign court, tribunal or other regulatory authority or any other person in any case:

(i)	to cease trade, enjoin, prohibit or impose material limitations or conditions on or make materially more costly the purchase by or the sale to the Offeror of the Hummingbird Shares, the right of the Offeror to own or exercise full rights of ownership over the Hummingbird Shares, or the consummation of any Compulsory Acquisition or Subsequent Acquisition Transaction or which could have any such effect;

(ii)	to prohibit or materially limit the ownership or operation by Hummingbird or any of its subsidiaries or by the Offeror or any of its affiliates, directly or indirectly, of all or any material portion of the business or assets of Hummingbird and its subsidiaries, on a consolidated basis, as a result of the transactions contemplated by the Offer or to compel the Offeror or any of its affiliates, directly or indirectly, to dispose of or hold separate all or any material portion of the business or assets of Hummingbird and its subsidiaries, on a consolidated basis;

(iii)	which has had or could have a Material Adverse Effect with respect to Hummingbird or the Offeror; or

(iv)	which would materially and adversely affect the ability of the Offeror to effect a Compulsory Acquisition or Subsequent Acquisition Transaction;

(i)	the Offeror shall have determined that there shall not exist any prohibition at law against the Offeror making the Offer or taking up and paying for Hummingbird Shares deposited under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction;

(j)	with the exception of the Arrangement Agreement, Hummingbird shall not have authorized, proposed or announced an intention to effect and shall not have entered into any agreement, arrangement, commitment, proposal, offer or understanding with respect to, and there shall not have occurred, a Restricted Event;

(k)	no property, right, franchise or licence of Hummingbird or any of its subsidiaries, associates or entities shall have been impaired (or threatened to be impaired) or otherwise adversely affected (or threatened to be adversely affected), whether as a result of the making of the Offer, the taking up and paying for Hummingbird Shares deposited under the Offer, the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, or otherwise;

(l)	the Offeror shall have determined that there shall not exist any covenant, term or condition in any of the instruments or agreements to which any of Hummingbird, its subsidiaries, associates or entities is a party or to which they or any of their properties or assets are subject that might make it inadvisable for the Offeror to proceed with the Offer or with taking up and paying for Hummingbird Shares deposited under the Offer, or any other term, covenant or condition that may be breached or result in a default or permit third parties to exercise any rights against any of Hummingbird or its subsidiaries, associates or entities which would have an adverse effect on Hummingbird or any of its subsidiaries, associates or entities as a result of the Offeror making the Offer or acquiring Hummingbird Shares deposited under the Offer or completing a Compulsory Acquisition or Subsequent Acquisition Transaction;

(m)	none of Hummingbird or any of its subsidiaries shall have made any material change in their capitalization, including that none of them shall have made any commitment to materially increase the amount of borrowing or shall have issued, authorized, adopted or proposed the issuance of, or purchased or proposed the purchase of, any Hummingbird Shares or securities convertible into, or rights, warrants or options to acquire, any Hummingbird Shares or other convertible securities, subsequent to March 31, 2006 (other than stock options issued prior to June 19, 2006 and other than the issuance of Hummingbird Shares upon the valid exercise of stock options outstanding and vested on or prior to June 19, 2006) or shall have amended the exercise price, vesting or terms of forfeiture or other terms of the stock options outstanding as of March 31, 2006;

(n)	(i) none of the Company or any of its subsidiaries shall have, subsequent to March 31, 2006, entered into, modified or terminated any agreement or arrangement with any Directors, officers or employees which institutes, cancels, amends or modifies any pension plan or employee benefit arrangement or shall have made any proposal or plan to do any of the foregoing; (ii) none of the Company or any of its subsidiaries shall have, subsequent to March 31, 2006, adopted, established or entered into any new employment, change in control, severance, compensation or similar agreement, arrangement or plan with or for one or more of Hummingbird’s or any of its subsidiaries’ employees, consultants or directors, except in the Ordinary Course; and (iii) Hummingbird shall have publicly disclosed all material terms of any agreement or arrangement with its Directors, officers or employees with respect to change of control or severance arrangements, including the amount of any severance or termination payments payable thereunder;

(o)	the Offeror shall have determined that there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence, or any law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever that adversely affects or involves, or may adversely affect or involve, the financial markets in Canada or the United States generally or that has made or may make it inadvisable for the Offeror to proceed with the Offer or take up and pay for Hummingbird Shares under the Offer;

(p)	the Offeror shall not have become aware of any untrue statement of material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of Hummingbird with any securities regulatory authority in any of the provinces of Canada or in the United States;

(q)	the Offeror shall have been provided with, or been given access to, in a timely manner, all non-public information relating to Hummingbird and its affiliates and subsidiaries, including access to management of Hummingbird, as may be given, provided or made available by Hummingbird or any of its affiliates or subsidiaries to any other potential acquiror considering (or seeking such information in order to consider) any take-over bid, merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture or similar transaction involving Hummingbird or any of its affiliates or subsidiaries, on substantially the same terms and conditions as may be imposed on any such potential acquiror, provided that no such term or condition shall be imposed on the Offeror that would be inconsistent with or would render the Offeror unable to make the Offer or a revised offer, to take up and pay for any Hummingbird Shares deposited to such an offer or to complete the acquisition of the Hummingbird Shares pursuant to the terms of the Offer or to effect a Compulsory Acquisition or Subsequent Acquisition Transaction, and the Offeror shall have been satisfied with the results of its review of such information;

(r)	the Offeror or an affiliate of the Offeror and Hummingbird shall not have entered into an agreement subsequent to the date of the Offer providing, among other things, for Hummingbird to call a special meeting of Shareholders to consider an amalgamation, statutory arrangement, capital reorganization or other transaction involving Hummingbird and the Offeror or an affiliate of the Offeror for the purpose of enabling the Offeror or an affiliate of the Offeror to acquire all of the issued and outstanding Hummingbird Shares;

(s)	Hummingbird and its subsidiaries shall have (i) effected such reorganizations of their business, operations and assets or such other transactions as the Offeror may request (each a “Pre-Acquisition Reorganization”) and (ii) co-operated with the Offeror and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken;

(t)	the Directors shall have committed (i) to effect an orderly transition of the Board of Directors contemporaneously with or forthwith after the Offeror takes up and pays for the Hummingbird Shares, including, if requested, resigning in favour of such nominees as may be specified by the Offeror and (ii) to release the Company from all claims as directors, other than existing rights to indemnification and insurance and customary directors fees and expenses for attendance at meetings of the Board of Directors; and

(u)	the representations and warranties of each Supporting Shareholder as set out in the Lock-up Agreements shall have been, as of the date made, and shall be, immediately prior to the Expiry Time, true and correct, and each such Supporting Shareholder shall not have failed to perform any of the covenants or to comply with any of the agreements to be performed and complied with by such person under the Lock-up Agreements to which they are a party.

        The foregoing conditions are for the exclusive benefit of the Offeror. The Offeror may assert any of the foregoing conditions at any time, regardless of the circumstances giving rise to such assertion (including any action or inaction by the Offeror giving rise to any such assertions). The Offeror may waive any of the foregoing conditions in its sole discretion, in whole or in part, at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which the Offeror may have. Each of the foregoing conditions is independent of and in addition to each other of such conditions and may be asserted irrespective of whether any other of such conditions may be asserted in connection with any particular event, occurrence or state of facts or otherwise. The failure by the Offeror at any time to exercise or assert any of the foregoing rights shall not be deemed to constitute a waiver of any such right; the waiver of any such right with respect to particular facts or circumstances shall not be deemed to constitute a waiver with respect to any other facts or circumstances, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time by the Offeror. Waiver of certain of the foregoing conditions requires the consent of lenders holding at least a majority of the financing commitments under the Senior Credit Facilities. Any determination by the Offeror concerning any event or other matter described in the foregoing conditions will be final and binding upon all parties.

        Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its principal office in Toronto. The Offeror, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, shall cause the Depositary, if required by law, as soon as practicable thereafter to notify the Shareholders thereof in the manner set forth in Section 11 of this Offer to Purchase, “Notice and Delivery”, and shall provide a copy of the aforementioned notice to the TSX and the Nasdaq. If the Offer is withdrawn, the Offeror shall not be obligated to take up or pay for any Hummingbird Shares deposited under the Offer and the Depositary will promptly return all certificates representing deposited Hummingbird Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited at the Offeror’s expense. See Section 8 of this Offer to Purchase, “Return of Hummingbird Shares”.

5.     Extension and Variation of the Offer

        The Offer is open for acceptance until, but not after, the Expiry Time, subject to extension or variation in the Offeror’s sole discretion.

        The Offeror expressly reserves the right, in its sole discretion, at any time and from time to time during the Offer Period, or any other time if permitted by law, to extend the Expiry Time or to vary the Offer by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary at its principal office in Toronto and by causing the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 11 of the Offer to Purchase, “Notice and Delivery”, to all Shareholders whose Hummingbird Shares have not been taken up under the Offer prior to the extension or variation. As soon as possible after giving notice of an extension or variation to the Depositary, the Offeror will make a public announcement in Canada and the United States regarding the extension or variation and provide a copy of the notice thereof to the TSX and the Nasdaq. Any notice of extension or variation will be deemed to have been given and be effective at the time on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto. Notwithstanding the foregoing, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, except those waived by the Offeror, have been fulfilled or complied with unless the Offeror first takes up all Hummingbird Shares deposited under the Offer and not withdrawn.

        Where the terms of the Offer are varied, other than a variation in the terms of the Offer consisting solely of the waiver of a condition, the Offer shall not expire before ten days after the notice of variation has been given to Shareholders, unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable securities regulatory authorities.

        If, before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer to Purchase or Circular, each as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror), the Offeror will give written notice of such change to the Depositary at its principal office in Toronto, and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 11 of this Offer to Purchase, “Notice and Delivery”, to all holders of Hummingbird Shares that have not been taken up under the Offer at the date of the occurrence of the change if required by applicable law. As soon as possible after giving notice of a change in information to the Depositary, the Offeror will make a public announcement in Canada and the United States regarding the change in information and provide a copy of the notice thereof to the TSX and the Nasdaq. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

        During any such extension or in the event of any variation, all Hummingbird Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to Section 7 of this Offer to Purchase, “Withdrawal of Deposited Hummingbird Shares”. An extension of the Expiry Time or a variation of the Offer does not constitute a waiver by the Offeror of its rights under Section 4 of this Offer to Purchase, “Conditions of the Offer”.

        If the consideration being offered for the Hummingbird Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Hummingbird Shares are taken up under the Offer without regard to when such Hummingbird Shares are taken up by the Offeror.

6.     Payment for Deposited Hummingbird Shares

        Upon the terms and conditions of the Offer (including but not limited to the conditions referred to under Section 4 of this Offer to Purchase, “Conditions of the Offer”), the Offeror will take up the Hummingbird Shares deposited under the Offer and not withdrawn as soon as practicable and, in any event, not later than ten days from the Expiry Time and will pay for the Hummingbird Shares taken up as soon as possible, but in any event not later than three Business Days after taking up the Hummingbird Shares. Any Hummingbird Shares deposited under the Offer after the first date on which Hummingbird Shares have been taken up by the Offeror will be taken up and paid for not later than ten days after such deposit.

        Subject to applicable law, the Offeror expressly reserves the right in its sole discretion to delay or otherwise refrain from taking up or paying for any Hummingbird Shares or to terminate the Offer and not take up or pay for any Hummingbird Shares if any condition specified in Section 4 of this Offer to Purchase, “Conditions of the Offer”, is not satisfied or waived by the Offeror by giving written notice thereof, or other communication confirmed in writing, to the Depositary at its principal office in Toronto. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Hummingbird Shares in order to comply, in whole or in part, with any applicable law, including without limitation such period of time as may be necessary to obtain any necessary regulatory approval.

        The Offeror will be deemed to have taken up Hummingbird Shares validly deposited and not withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary to that effect.

        The Offeror will pay for Hummingbird Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Hummingbird Shares on the purchase price of Hummingbird Shares purchased by the Offeror, regardless of any delay in making such payment.

        The Depositary will act as the agent of persons who have deposited Hummingbird Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to persons, and receipt of payment by the Depositary will be deemed to constitute receipt thereof by Shareholders who have deposited Hummingbird Shares.

        Settlement with each Shareholder who has deposited Hummingbird Shares under the Offer will be made by the Depositary forwarding a cheque, payable in U.S. funds (except for payments exceeding the equivalent of Cdn.$25 million, which will be made by wire transfer payable in U.S. funds) to such Shareholder in the amount to which the person depositing the Hummingbird Shares is entitled. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the cheque will be issued in the name of the registered holder of the Hummingbird Shares so deposited. Unless the person depositing the Hummingbird Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, cheques will be forwarded by first class mail, postage prepaid, to such person at the address specified in the Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the holder as shown on the register of Shareholders maintained by or on behalf of Hummingbird. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable law, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

        If any deposited Hummingbird Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason or if certificates are submitted for more Hummingbird Shares than the Shareholder desires to deposit, a certificate for the Hummingbird Shares not purchased will be returned without expense to the depositing Shareholder as soon as practicable following the Expiry Time or withdrawal or early termination of the Offer. See Section 8 of this Offer to Purchase, “Return of Hummingbird Shares”.

        Depositing Shareholders will not be obligated to pay any brokerage fee or commission with respect to the purchase of Hummingbird Shares by the Offeror pursuant to the Offer if they accept the Offer by depositing their Hummingbird Shares directly with the Depositary. If a depositing Shareholder owns Hummingbird Shares through a broker or other nominee and such broker or nominee deposits Hummingbird Shares on the Shareholder’s behalf, the broker or nominee may charge a fee for performing this service.

        Transfer taxes, if any, on the purchase by the Offeror of Hummingbird Shares will be paid by the Offeror.

7.     Withdrawal of Deposited Hummingbird Shares

        Except as otherwise stated in this Section 7, all deposits of Hummingbird Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable law, any Hummingbird Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time before the Hummingbird Shares have been taken up by the Offeror pursuant to the Offer;

(b)	at any time before the expiration of ten days from the date upon which either:

(i)	a notice of change relating to a change in the information contained in this Offer to Purchase, as amended from time to time, which change is one that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror) in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Hummingbird Shares pursuant to the Offer where the time for deposit is not extended for a period greater than ten days or a variation consisting solely of a waiver of a condition of the Offer), is mailed, delivered or otherwise properly communicated, but only if such deposited Hummingbird Shares have not been taken up by the Offeror at the time of the notice and subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities; or

(c)	if such Hummingbird Shares have not been paid for by the Offeror within three business days (as that term is defined in Part XX of the OSA) after having been taken up.

        If the Offeror waives any terms or conditions of the Offer and extends the Offer in circumstances where the rights of withdrawal set forth in Section 7(b) above are applicable, the Offer shall be extended without the Offeror first taking up the Hummingbird Shares which are subject to the rights of withdrawal.

        Withdrawals of Hummingbird Shares deposited under the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder received by the Depositary at the place of deposit of the applicable Hummingbird Shares within the time limits indicated above. Notice of withdrawal must (i) be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy; (ii) be signed by the person who signed the Letter of Transmittal accompanying, or the Notice of Guaranteed Delivery in respect of, the Hummingbird Shares which are to be withdrawn; and (iii) specify such person’s name, the number of Hummingbird Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Hummingbird Shares to be withdrawn. If securities have been deposited pursuant to the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase, “Manner of Acceptance – Acceptance by Book-Entry Transfer”, such notice of withdrawal must also specify the name and number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Hummingbird Shares and must otherwise comply with the procedures of the applicable Book-Entry Transfer Facility. The withdrawal will take effect upon receipt by the Depositary of the properly completed notice of withdrawal. Any signature on the notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out in such letter), except in the case of Hummingbird Shares deposited for the account of an Eligible Institution. None of the Offeror, Open Text, the Depositary or any other person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or shall incur any liability for failure to give such notice.

        If the Offeror extends the Offer, is delayed in taking up or paying for Hummingbird Shares or is unable to take up or pay for Hummingbird Shares for any reason, then, without prejudice to the Offeror’s other rights, Hummingbird Shares deposited under the Offer may be retained by the Depositary on behalf of the Offeror and such Hummingbird Shares may not be withdrawn except to the extent that depositing Shareholders thereof are entitled to withdrawal rights as set forth in this Section 7 of this Offer to Purchase or pursuant to applicable law.

        Withdrawals may not be rescinded and any Hummingbird Shares properly withdrawn will thereafter be deemed not validly deposited for purposes of the Offer. However, withdrawn Hummingbird Shares may be redeposited at any subsequent time at or prior to the Expiry Time by again following one of the procedures described in Section 3 of this Offer to Purchase, “Manner of Acceptance”.

        In addition to the foregoing rights of withdrawal, holders of Hummingbird Shares in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See Section 18 of the Circular, “Statutory Rights”.

        All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding.

8.     Return of Hummingbird Shares

        If any deposited Hummingbird Shares are not taken up and paid for by the Offeror pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Hummingbird Shares than are deposited, certificates for Hummingbird Shares that are not purchased will be returned at the Offeror’s expense as soon as practicable following the Expiry Time or withdrawal and early termination of the Offer, as the case may be, by either (i) sending certificates representing Hummingbird Shares not purchased or returning the deposited certificates (in the name of and to the address specified by the Shareholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the registers maintained by Hummingbird) by first class mail; or (ii) in the case of Hummingbird Shares deposited by book-entry transfer into the Depositary’s account at the applicable Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 of this Offer to Purchase, “Manner of Acceptance – Acceptance by Book-Entry Transfer”, such Hummingbird Shares will be credited to the depositing holder’s account maintained at the applicable Book-Entry Transfer Facility.

9.     Changes in Capitalization, Distributions and Liens

        If, on or after the date of the Offer, Hummingbird should split, combine or otherwise change any of the Hummingbird Shares, or otherwise change its capitalization, or should Hummingbird disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 4 of this Offer to Purchase, “Conditions of the Offer”, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect such split, combination or other change.

        Hummingbird Shares acquired pursuant to the Offer shall be transferred by the depositing Shareholders and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities but with all rights and benefits arising therefrom, including, without limitation, the right to any Distributions.

        If, on or after the date of the Offer, Hummingbird should declare, make, pay, allot, reserve or issue any Distribution with respect to any of the Hummingbird Shares accepted for purchase pursuant to the Offer which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of the Offeror or its nominees or transferees on the registers maintained by Hummingbird, then, without prejudice to the Offeror’s rights under Section 4 of this Offer to Purchase, “Conditions of the Offer”, (a) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments shall be received and held by the depositing Shareholders for the account of the Offeror until the Offeror pays for such Hummingbird Shares, and to the extent that such dividends, distributions or payments per Hummingbird Share do not exceed the cash purchase price per Hummingbird Share payable by the Offeror pursuant to the Offer, the cash purchase price per Hummingbird Share payable by the Offeror pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment per Hummingbird Share, and (b) in the case of any cash dividend, distribution or payment per Hummingbird Share that exceeds the cash purchase price per Hummingbird Share payable by the Offeror pursuant to the Offer, or in the case of any other Distribution, the whole of any such Distribution will be received and held by the depositing Shareholder for the account of and for the benefit of the Offeror and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such Distribution, and may withhold the entire consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion. A dividend, distribution or issuance of rights and the arrangements in respect thereof, as described above, may have significant tax consequences to a Shareholder, which are not discussed under Section 15 of the Circular, “Certain Income Tax Considerations”.

10.   Mail Service and Interruption of Postal Services

        Notwithstanding the provisions of this Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, cheques in payment for Hummingbird Shares purchased pursuant to the Offer, certificates representing Hummingbird Shares to be returned and any other relevant documents will not be mailed if the Offeror determines in its sole discretion that delivery thereof by mail may be delayed. Persons entitled to receive a cheque and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the offices of the Depositary to which the deposited certificates representing Hummingbird Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror shall provide notice of any such determination not to mail made under this Section 10 as soon as reasonably practicable after the making of such determination and in accordance with Section 11 of this Offer to Purchase, “Notice and Delivery”. Notwithstanding Section 6 of this Offer to Purchase, “Payment for Deposited Hummingbird Shares”, cheques, certificates or other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been mailed on the first day upon which they are available for delivery to the depositing Shareholder at the appropriate office of the Depositary.

11.   Notice and Delivery

        Without limiting any other lawful means of giving notice, any notice that the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given if it is in writing and is mailed by first class mail, postage prepaid, to the registered holders of Hummingbird Shares at their addresses as shown on the registers maintained by Hummingbird (or Hummingbird’s transfer agent) and will be deemed to have been received on the first Business Day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more holders of Hummingbird Shares and notwithstanding any interruption of postal service in Canada or the United States following mailing. In the event of any interruption of postal service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or the United States are not open for the deposit of mail or if there is reason to believe there is or could be a disruption in all or part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer, except as otherwise provided herein, will be deemed to have been properly given and to have been received by holders of Hummingbird Shares if (i) it is given to the TSX and the Nasdaq for dissemination through their respective facilities, (ii) it is given to the Dow Jones News Wire Service or Canada News Wire Service or (iii) a summary of the material facts thereof is published once in a newspaper of general circulation in Toronto and Montreal.

        This Offer to Purchase, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery will be mailed to registered Shareholders (and to registered holders of securities exercisable for or convertible into Hummingbird Shares) or made in such other manner as is permitted by applicable securities regulatory authorities and the Offeror will use its reasonable efforts to furnish such documents to brokers, investment dealers, banks and similar persons whose names, or the names of whose nominees, appear in the register maintained by or on behalf of Hummingbird in respect of the Hummingbird Shares or, if security position listings are available, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of Hummingbird Shares.

        Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the addresses listed for the Depositary in the Letter of Transmittal or at the Toronto, Ontario, address listed for the Depositary in the Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at the particular office indicated in the Letter of Transmittal or the Notice of Guaranteed Delivery, as applicable.

12.   Market Purchases and Sales of Hummingbird Shares

        Subject to compliance with applicable law, the Offeror reserves the right to and may acquire or cause an affiliate to purchase Hummingbird Shares through the facilities of the TSX at any time and from time to time prior to the Expiry Time. In no event will the Offeror make any such purchases of Hummingbird Shares through the facilities of the TSX until the third Business Day following the date of the Offer. If the Offeror purchases Hummingbird Shares through the facilities of the TSX while the Offer is outstanding, the Hummingbird Shares so purchased shall be counted in any determination as to whether the Minimum Condition has been fulfilled. The aggregate number of Hummingbird Shares so purchased by the Offeror through the facilities of the TSX after the date of the Offer and prior to the end of the Offer Period will not exceed 5% of the outstanding Hummingbird Shares as of the date of the Offer and the Offeror will issue and file a news release forthwith after the close of business of the TSX on each day on which such Hummingbird Shares have been purchased. For purposes of this Section 12, “Offeror” includes the Offeror and any person acting jointly or in concert with the Offeror.

        Although the Offeror has no present intention to sell Hummingbird Shares taken up under the Offer, the Offeror and its affiliates reserve the right to make or enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such Hummingbird Shares taken up and paid for under the Offer.

13.   Other Terms of the Offer

        The Offer and all contracts resulting from acceptance hereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and the courts of appeal therefrom.

        No broker, dealer or other person has been authorized to give any information or make any representation or warranty on behalf of the Offeror or any of its affiliates not contained herein or in the Circular, and, if given or made, such information, representation or warranty must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of the Offeror, or any of the Offeror’s affiliates, the Depositary or the Information Agent for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of such jurisdiction.

        The Offeror reserves the right to transfer or assign, in whole or from time to time in part, to one or more persons designated by or affiliated with the Offeror, the right to purchase Hummingbird Shares deposited pursuant to the Offer, but any such transfer or assignment will not relieve the Offeror of its obligations under the Offer or in any way prejudice the rights of depositing Shareholders to receive payment for Hummingbird Shares validly deposited and accepted for payment pursuant to the Offer.

        The Offeror shall, in its sole discretion, be entitled to make a final and binding determination of all questions relating to the interpretation of this Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of this Offer and any withdrawals of Hummingbird Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Hummingbird Shares or notice of withdrawal of Hummingbird Shares and the due completion and execution of the Letters of Transmittal and Notices of Guaranteed Delivery. The Offeror reserves the right to waive any defect in acceptance with respect to any particular Hummingbird Share or any particular Shareholder. There shall be no obligation on the Offeror, the Depositary or the Information Agent to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.

        The accompanying Circular together with this Offer to Purchase constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer, the Company and the Offeror.

        DATED at Lincolnshire, Illinois, this 10th day of July, 2006.

6575064 CANADA INC.

(Signed) JOHN SHACKLETON
President and Chief Executive Officer

        The accompanying Circular, Letter of Transmittal and Notice of Guaranteed Delivery are incorporated into and form part of this Offer to Purchase and should be read carefully before making a decision with respect to the Offer.

CIRCULAR

        This Circular is supplied in connection with the accompanying Offer to Purchase dated July 10, 2006 by the Offeror to purchase, for cash, all of the issued and outstanding Hummingbird Shares not currently owned by the Offeror or its affiliates including any Hummingbird Shares that may become issued and outstanding after the date of this Offer upon the exercise of any existing options, warrants or other rights to purchase Hummingbird Shares, at a price of U.S.$27.75 per Hummingbird Share.

        The terms and provisions of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular, and Shareholders should refer to the Offer to Purchase for details of the terms and conditions of the Offer to Purchase, including details as to payment and withdrawal rights. Terms defined in the Offer to Purchase but not defined in this Circular have the same meaning herein as in the Offer to Purchase unless the context otherwise requires.

        The information concerning Hummingbird contained in the Offer to Purchase and this Circular has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities, the SEC and other public sources, and unless otherwise indicated, it has not been independently verified by the Offeror or Open Text. Although neither the Offeror nor Open Text has any knowledge that would indicate that any statements contained herein relating to Hummingbird taken from or based upon such documents and records are inaccurate or incomplete, neither the Offeror, Open Text nor any of their respective officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Hummingbird taken from or based upon such documents and records, or for any failure by Hummingbird to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offeror or Open Text.

        All currency amounts expressed herein, unless otherwise indicated, are expressed in U.S. dollars.

1.     The Offeror and Open Text

        The Offeror is a wholly-owned subsidiary of Open Text. The Offeror was incorporated under the CBCA on May 26, 2006 and has been organized solely for the purpose of making the Offer and has not otherwise carried on any activities to date other than those incidental to its formation and the making of the Offer. The Offeror carries on no business other than in respect of the Offer. The registered office of the Offeror is located at Open Text’s head office, which is located at 275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L 0A1.

        As of the date hereof, the Offeror and its affiliates and associates own 764,850 Hummingbird Shares or approximately 4.3% of the issued and outstanding Hummingbird Shares as of June 19, 2006, which Hummingbird Shares were acquired through market purchases.

        Open Text directly owns or controls all of the issued and outstanding shares in the capital of the Offeror and has been acting jointly and in concert with the Offeror in acquiring the Hummingbird Shares currently owned by the Offeror.

        Open Text is a public corporation that was incorporated on June 26, 1991 and continued under the CBCA. Open Text is an independent software vendor that develops, markets, sells and supports Enterprise Content Management (“ECM”) solutions for use by global organizations on intranets, extranets and the Internet. Open Text’s flagship product line is Livelink ECM™, which combines collaboration and content management and transforms information into knowledge. Open Text’s software enables organizations to effectively address a diverse range of business needs including the ability to comply with increasing and changing regulatory requirements, to classify and organize information and to manage the retention and archiving of massive information volumes. Open Text offers a selection of business solutions built on the Livelink ECM™ platform and provides a series of specialized collaboration, content, and knowledge-based products that are sold independently or in combination with offerings based on the Livelink ECM™ platform. In addition, Open Text provides consulting, training, documentation, and technical support services that accelerate its customers’ implementation of its products.

        Open Text presently supports approximately 20 million seats across 13,000 deployments in 114 countries and 12 languages worldwide. For fiscal 2005, the total revenue of Open Text was U.S.$414.8 million. Open Text’s Internet address is www.opentext.com.

        The common shares of Open Text are listed on the TSX and the Nasdaq under the symbols “OTC” and “OTEX”, respectively.

2.     Hummingbird

        Hummingbird was incorporated under the CBCA on September 27, 1984. The Company is the product of a series of amalgamations and amendments to its articles. Among other amalgamations and amendments to its articles, on April 1, 1998, Hummingbird amalgamated with Andyne Computing Limited, and on October 1, 1999, Hummingbird amalgamated with PC DOCS Group International Inc., PC DOCS Group Canada Inc. and Fulcrum Technologies, Inc. under the name Hummingbird Communications Ltd. On March 31, 2000, the Company changed its name to Hummingbird Ltd. Hummingbird’s articles of incorporation were restated under the CBCA on October 1, 2001. The Company is currently governed by the CBCA.

        Hummingbird had a total of 1,504 full-time employees as of September 30, 2005. Hummingbird’s products are presently sold and supported in approximately 100 countries worldwide. The Company sells its products to over 33,000 customers directly as well as indirectly through distributors, value-added resellers, systems integrators and original equipment manufacturers. Hummingbird’s products and solutions are used in a wide range of industries such as law firms and corporate legal departments, various levels of government, financial services, energy, utilities and manufacturing.

        The Company is a global provider of enterprise software solutions that fall into two principal product families: (a) Hummingbird Enterprise, and (b) Hummingbird Connectivity.

        Hummingbird Enterprise is the Company’s flagship offering, which represents an integrated ECM suite that enables users to capture, create, access, manage, share, find, extract, analyze, protect, publish and archive business content across the extended enterprise from anywhere in the world.

        Hummingbird Connectivity is Hummingbird’s host access product suite that includes software applications for accessing mission-critical back office applications and related data from the majority of modern systems, including mainframe, AS/400, Linux and UNIX platform environments.

        Hummingbird’s registered and principal office is located at 1 Sparks Avenue, Toronto, Ontario M2H 2W1. The telephone number at the Company’s principal office is (416) 496-2200.

        Share Capital

        The Offeror understands that Hummingbird’s authorized share capital consists of two classes of shares:

(a)	an unlimited number of Hummingbird Shares; and

(b)	an unlimited number of preferred shares issuable in series.

        Based on Hummingbird’s publicly disclosed information, there were 17,617,449 Hummingbird Shares issued and outstanding and no preferred shares issued and outstanding as at June 19, 2006. A total of 5,286,596 Hummingbird Shares were reserved for issuance under the Company’s employee stock option plan as at March 31, 2006. One-third of such options become exercisable on each of the three anniversaries after the respective dates of grant. Options are exercisable for six years after the date of their grant. As at June 19, 2006, stock options to acquire 1,229,287 Hummingbird Shares were granted and outstanding. Pursuant to the terms of the Company’s stock option plan, the making of the Offer will result in every stock option becoming exercisable in accordance with its terms.

3.     Background to and Reasons for the Offer

        Background to the Offer

        During the past several years, Open Text has been approached by a number of investment banking firms regarding Open Text’s potential interest in a business combination with Hummingbird.

        On May 18, 2006, a consultant acting on behalf of Open Text contacted an independent director of Hummingbird to advise that Open Text would like to forward a letter to the independent director regarding Open Text’s interest in exploring a potential transaction between Open Text and Hummingbird. Later that day, Open Text forwarded a letter to that independent director expressing Open Text’s interest in exploring a potential business combination. Subsequent to receipt of the letter, the independent director contacted Open Text’s consultant and advised that Hummingbird had received the Open Text letter and that Hummingbird was considering Open Text’s proposal.

        On May 26, 2006, Hummingbird announced that it had entered into the Arrangement Agreement with the Symphony Affiliates. Pursuant to the terms of the Arrangement Agreement, the Symphony Affiliates intend to acquire all of the outstanding Hummingbird Shares by way of a statutory plan of arrangement in an all-cash transaction valued at U.S.$26.75 per Hummingbird Share.

        On May 30, 2006, Mr. John Shackleton, President and Chief Executive Officer of Open Text, received a letter from Mr. Barry Litwin, President and Chief Executive Officer of Hummingbird, acknowledging receipt of Open Text’s May 18, 2006 letter and requesting that all future business combination inquiries be directed to Mr. Stephen Crane, the Chairman of Hummingbird’s special committee of the Board of Directors (the “Special Committee”).

        On June 14, 2006, Mr. Tom Jenkins, the Executive Chairman of Open Text’s board of directors, sent an email to Mr. Crane expressing Open Text’s continued interest in pursuing a business combination with Hummingbird. Mr. Jenkins also indicated that Open Text was willing to consider the acquisition of all of the outstanding Hummingbird Shares at a price per Hummingbird Share greater than the consideration available to Shareholders under the Arrangement Agreement.

        Subsequently, on June 14, 2006, Mr. Jenkins contacted Mr. Crane via telephone. During the ensuing conversation, Mr. Crane informed Mr. Jenkins that, prior to considering the possibility of a business combination between Hummingbird and Open Text, the Special Committee would require Open Text to deliver a written proposal as required by the Arrangement Agreement, outlining the terms and conditions upon which such a business combination would be effected.

        On June 16, 2006, Open Text sent a letter to Mr. Crane pursuant to which Open Text proposed to acquire all of the issued and outstanding Hummingbird Shares at a price per Hummingbird Share of U.S.$27.25 in cash, subject to certain customary conditions. The Open Text proposal stated that such an acquisition could be completed by way of either a statutory plan of arrangement or a take-over bid, as determined by Open Text in consultation with Hummingbird and after the completion of a due diligence review by Open Text, which would be completed in an expeditious manner.

        On June 28, 2006, Open Text sent Hummingbird a copy of a letter from a Schedule I Canadian bank in which the bank stated that it was “highly confident” that it would be able to underwrite senior secured lending facilities sufficient to enable Open Text to acquire all of the issued and outstanding Hummingbird Shares.

        On June 29, 2006, Mr. Crane, on behalf of the Special Committee, sent Open Text a letter as follows:

Stephen A. Crane
480 Park Avenue
New York, NY 10022-1613

June 29, 2006

Mr. Tom Jenkins Executive Chairman Open Text Corporation 185 Columbia Street West Waterloo, Ontario N2L5Z5

Re: Hummingbird Ltd. and Open Text Corporation

Dear Mr. Jenkins:

I am sending this letter on behalf of the Special Committee (the “Committee”) of the Board of Directors (the “Board”) of Hummingbird Ltd. (“Hummingbird,” or the “Company”). We acknowledge receipt of your letter, dated June 16, 2006 and agree that such letter constitutes an Acquisition Proposal as defined in the Arrangement Agreement (the “Arrangement Agreement”), dated May 25, 2006, among Hummingbird, Linden Acquisition Ltd., Linden Management Corporation and Symphony Technology II-A, L.P. (“Symphony”). I also acknowledge receipt yesterday of a copy of the letter from your lending source indicating an intention to provide the necessary financing. Further, after consultation with its financial and legal advisors, the Board has concluded that your proposal constitutes a Superior Proposal for purposes of the Arrangement Agreement and we are therefore able and willing to engage in further discussions with you.

As you are aware, Hummingbird is fairly far along in its transaction with Symphony. Entering into a transaction with Open Text Corporation (“Open Text”) presents fresh transaction risks. The time to close a transaction with Open Text will necessarily extend well beyond the anticipated closing date for the Symphony transaction, and time involves risk. Hummingbird is expending considerable effort explaining the Symphony transaction to its customers who demand to know how this will affect products and service levels. Hummingbird is also dealing with its employees and their obvious concerns. As you can appreciate, the announcement of another transaction will only serve to exacerbate these concerns and prolong the uncertainty. The Board is deeply concerned that this activity may undermine the ultimate sale of the Company, or the Company’s business. The Special Committee and the Board believe that any new proposal must be sufficiently attractive from a financial point of view, and have an extremely high certainty of closing, in order for the Special Committee and the Board to consider pursuing such a proposal. As a result, we respond to your letter as follows:

1. Purchase Price. The Special Committee and the Board believe that an increase of substantially more than $.50 over the Symphony price of $26.75 will be required to compensate shareholders for the incremental transaction risk that accompanies your proposal.

2. Financing. Hummingbird’s financial advisors have advised the Board, based on Open Text’s publicly available financial statements, that they believe Open Text could obtain the necessary financing to complete the proposed transaction. The Board has also reviewed the “highly confident” letter provided to you by [a Schedule I Canadian bank], dated June 26. However, we would require that the [Schedule I Canadian bank] commitment be provided in legally binding form no later than the date of the execution of a definitive agreement between our two companies.

3. Due Diligence. Due diligence would need to be conducted expeditiously. We would expect that diligence would be completed by July 10, 2006, if not sooner. Given this timeframe, you will need to be selective in your diligence requests. Subject to this constraint, diligence materials would be similar to the materials provided to Symphony but would exclude, at least initially, competitively sensitive information. Diligence would not be conducted at Hummingbird’s offices. Any unusual requests for the purpose of unique integration or post-closing corporate development plans must be surfaced at the first meeting and may affect our view of transaction risk. Also, please be advised that for a period following the conclusion of the quarter ending June 30, 2006, the Company’s finance staff will be primarily dedicated to closing and documenting the quarter. This is obviously extremely important.

4. Definitive Agreement. We would require that a definitive acquisition agreement be ready for execution as soon as possible, and in any event by the early part of the week of July 10. The Company is required to give Symphony five business days from the time that the Company is ready to sign an agreement in order to determine if it is prepared to match the price.

5. Confidentiality Agreement. Attached is a confidentiality agreement for your review and signature [not attached to this Circular but attached to the letter received by Open Text]

We look forward to engaging in discussions with you regarding your proposal. Please be aware that, in accordance with the requirements of the Arrangement Agreement, we will be providing Symphony with a copy of this letter.

Very truly yours,

(Signed) STEPHEN A. CRANE Chairman of the Special Committee

        The proposed limitations were viewed as unacceptable by Open Text, particularly given the acknowledgement by the Special Committee that Open Text had made a superior proposal. Based in part on these unacceptable conditions, as well as written indications from a number of significant institutional Shareholders that they would welcome an offer by Open Text made directly to the Shareholders, Open Text decided to proceed by way of an offer directly to the Shareholders.

        On July 5, 2006, following the close of trading on the TSX and the Nasdaq, the board of directors of Open Text met and approved the announcement of Open Text’s intention to make the offer and the entering into of the Lock-up Agreements. Open Text proceeded to enter into the Lock-up Agreements with Shareholders that, as of that date, collectively held approximately 18.0% of the Hummingbird Shares issued and outstanding as of June 19, 2006. Immediately thereafter, Open Text publicly announced the entering into of the Lock-up Agreements and its intention to make the Offer.

        On July 7, 2006, the Open Text Board met and approved the form of the Offering Circular and related documentation.

        Purpose of the Offer

        The purpose of the Offer is to enable the Offeror to acquire beneficial ownership of all Hummingbird Shares not currently owned by the Offeror or its affiliates. The effect of the Offer is to give to all holders of Hummingbird Shares the opportunity to receive U.S.$27.75 in cash per Hummingbird Share, representing a premium of approximately 20.4% and 20.0% over the closing prices of the Hummingbird Shares on the TSX (based on the Bank of Canada noon spot rate on July 5, 2006, of Cdn.$1.00 = U.S.$0.8995) and the Nasdaq, respectively, on May 25, 2006, the day prior to the announcement by Hummingbird that it had entered into the Arrangement Agreement, and being U.S.$1.00 per share greater than the offer by the Symphony Affiliates as set out in the Arrangement Agreement.

        If the conditions of the Offer are satisfied or waived and the Offeror takes up and pays for the Hummingbird Shares validly deposited under the Offer, the Offeror intends to acquire any Hummingbird Shares not deposited under the Offer through a Compulsory Acquisition, if available, or to propose a Subsequent Acquisition Transaction, in each case for consideration per Hummingbird Share at least equal in value to the consideration paid by the Offeror per Hummingbird Share under the Offer. The exact timing and details of any such transaction will depend upon a number of factors, including the number of Hummingbird Shares acquired pursuant to the Offer. Although the Offeror intends to propose either a Compulsory Acquisition or a Subsequent Acquisition Transaction generally on the terms described herein, it is possible that, as a result of delays in the Offeror’s ability to effect such a transaction, information subsequently obtained by the Offeror, changes in general economic or market conditions or in the business of Hummingbird or other currently unforeseen circumstances, such a transaction may not be proposed, may be delayed or abandoned or may be proposed on different terms. Accordingly, the Offeror reserves the right not to propose a Compulsory Acquisition or Subsequent Acquisition Transaction, or to propose a Subsequent Acquisition Transaction on terms other than as described in this Circular. See Section 7 of this Circular, “Acquisition of Hummingbird Shares Not Deposited”.

        Plans for the Company

        If the Offer is successful, the Offeror intends to effect certain changes with respect to the composition of the Board of Directors to allow designees of the Offeror to become members of the Board of Directors and to represent a majority of the Board of Directors. Neither the Offeror nor Open Text has developed any specific proposals with respect to Hummingbird or its operations, or any changes in its assets, business strategies, management or personnel following the acquisition of the Hummingbird Shares pursuant to the Offer. The Offeror is reviewing the operations of both Open Text and Hummingbird to determine how best to combine them following the successful completion of the Offer.

        If permitted by applicable law, subsequent to the completion of the Offer and a Compulsory Acquisition or any Subsequent Acquisition Transaction, if necessary, the Offeror intends to delist the Hummingbird Shares from the TSX and the Nasdaq and to cause Hummingbird to cease to be a reporting issuer under the securities laws of each province in Canada in which it has such status. The Offeror also intends to seek to cause Hummingbird to apply for termination of registration of the Hummingbird Shares under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as soon after the completion of the Offer as the requirements for such termination are met. See Section 11 of this Circular, “Trading in Hummingbird Shares to be Acquired”.

4.     Dividend Policy

        Based on publicly available information, no dividends have been paid on the Hummingbird Shares during the two years preceding the date of this Offer. Hummingbird has indicated that it presently intends to retain future earnings for reinvestment to finance its business and that it has no present intention to pay any dividends in the foreseeable future.

5.     The Holdco Alternative

        The Offeror will provide any Shareholder that owns Hummingbird Shares the option to use a holding company alternative (“Holdco Alternative”) structure for the Offer which accommodates certain Canadian tax planning measures. The Holdco Alternative structure is substantially as described below.

        Subject to compliance with applicable Canadian and United States federal securities law requirements, each Shareholder (a “Participating Shareholder”) wishing to participate in the Holdco Alternative may transfer all or a portion of such Participating Shareholder’s Hummingbird Shares to a separate corporation (in the case of each Participating Shareholder, a “Holdco”), newly incorporated under the CBCA, in exchange for shares of the Holdco. A Participating Shareholder that is not itself a corporation may first transfer Hummingbird Shares to a corporation which may then transfer Hummingbird Shares to a Holdco.

        Following a determination by the Offeror that all of its conditions to the Offer have been satisfied or waived, the Offeror will purchase all of the shares of the Holdcos for cash consideration equal to U.S.$27.75 for each Hummingbird Share owned by a Holdco.

        A Participating Shareholder must first advise the Depositary of such an intention, in writing, no later than ten Business Days prior to the Expiry Time, and must be prepared to enter into a share purchase agreement (each a “Share Purchase Agreement”) pursuant to which such Participating Shareholder shall provide the Offeror with the customary representations, warranties, covenants and indemnities, as well as an indemnity in favour of and in a form satisfactory to the Offeror.

        The Share Purchase Agreement contains certain conditions including, but not limited to, (i) that the Hummingbird Shares be held by the Shareholder indirectly through a holding company that was incorporated under the CBCA after June 19, 2006 and that has not been used for any purposes other than those relating to the Holdco Alternative; (ii) that Holdco has, at all times since its incorporation, been validly in existence and in good standing under the CBCA, and is a resident of Canada and a “taxable Canadian corporation” for the purposes of the Tax Act; and (iii) that Holdco does not declare or pay any dividends (except as agreed to by the Offeror or Open Text) or effect any other distributions or redemptions, subject to certain limited exceptions.

        Representations and warranties to be provided by the Participating Shareholder and Holdco pursuant to the Share Purchase Agreement include, but are not limited to: (i) that Holco is a corporation duly incorporated subsequent to June 19, 2006 and validly existing and in good standing under the CBCA; (ii) that all of the issued and outstanding Holdco Shares are held directly or indirectly by the Participating Shareholder; (iii) that upon completion of the Holdco Alternative, the Offeror will acquire the sole legal and beneficial ownership of all of the issued and outstanding Holdco Shares; (iv) that Holdco has no assets other than the Hummingbird Shares and has no liabilities whatsoever; (v) that since incorporation, the sole activities of Holdco have been the acquisition and ownership of the Hummingbird Shares; (vi) that Holdco is not a party to nor bound or affected by any agreements, commitments or undertakings of any nature whatsoever other than the Share Purchase Agreement and except as agreed to by the Offeror and Open Text; (vii) that Holdco has duly and timely paid all taxes which are or will be payable by it and has duly and timely filed with the appropriate taxing or other governmental authority all tax returns required to be filed by it; and (viii) that there are no suits, actions, litigation, or other proceedings in progress, pending or threatened against or relating to Holdco.

        As described in the Share Purchase Agreement, Participating Shareholders wishing to take advantage of the Holdco Alternative must also duly complete and execute a Letter of Transmittal substantially in the form attached to the Offer but modified to make reference to the transactions contemplated by the Share Purchase Agreement. The completed Letter of Transmittal, together with the certificates representing the shares of the Holdco and the Hummingbird Shares held by the Holdco duly endorsed for transfer to the Offeror, must be delivered to the Toronto offices of the Depositary prior to the Expiry Time.

        Copies of the form of Share Purchase Agreement may be obtained from the Depositary on request by any Participating Shareholder wishing to utilize the Holdco Alternative.

        Acceptance of the Offer through the Holdco Alternative may have income tax consequences to a particular holder of Hummingbird Shares that are not described herein. Shareholders wishing to avail themselves of the Holdco Alternative should consult their own tax advisors.

6.     Source of Funds

        The Offeror estimates that, if it acquires all of the Hummingbird Shares (on a fully diluted basis) pursuant to the Offer, the total cash amount required to purchase such shares will be approximately U.S.$502 million.

        The Offeror intends to finance the Offer through cash on hand and committed loan facilities to be provided by a Canadian chartered bank (the “Lending Bank”) pursuant to a binding commitment letter. The committed loan facilities include a term loan facility (the “Term Loan Facility”) and a revolving loan facility (the “Revolving Facility”) (the Term Loan Facility and the Revolving Facility, collectively, the “Senior Credit Facilities”). The proceeds to be made available in connection with the Senior Credit Facilities will be advanced directly or indirectly to the Offeror for the purpose of financing the acquisition of the Hummingbird Shares pursuant to the Offer. The Senior Credit Facilities and hedging arrangements entered into with Lenders (as defined below) and their affiliates, subject to certain exceptions and limitations, initially will be guaranteed by Open Text, its direct and indirect material wholly-owned subsidiaries and iXOS AG and, subject to certain exceptions and limitations, initially will be secured by liens on substantially all property and assets of the Offeror, Open Text, its direct and indirect material wholly-owned subsidiaries and iXOS AG.

        The Lending Bank is entitled to syndicate the Senior Credit Facilities to other financial institutions and lenders (the Lending Bank and such other financial institutions and lenders, collectively, the “Lenders”). The Offeror has agreed to pay the Lending Bank customary fees for underwriting and administering the Senior Credit Facilities and the Lenders for making available the Revolving Facility.

        The Revolving Facility will mature on the fifth anniversary of its closing. At the option of the borrowers, draws under the Revolving Facility may be made by way of Canadian dollar prime rate advances, Canadian dollar bankers’ acceptances, U.S. dollar base rate advances and/or U.S. dollar London Interbank Offered Rate (“LIBOR”) advances. Interest under the Revolving Facility will include an applicable margin based on a leverage ratio. The Revolving Facility must be repaid following acceleration after the occurrence of customary events of default. The Offeror intends to repay the Revolving Facility with one, or a combination of, cash generated from operations and the proceeds of future debt and/or equity financings.

        Subject to certain exceptions and limitations, the Term Loan Facility is required to be prepaid with proceeds of asset dispositions out of the ordinary course of business, insurance proceeds, equity and debt issuances and incurrences and excess cash flow. The Offeror will have the option of borrowing under the Term Loan Facility by way of U.S. dollar base rate advances and LIBOR advances. The Term Loan Facility will amortize in equal quarterly instalments at a rate of 1% per annum during the first six years and three quarters, with the balance payable upon the seventh anniversary of its closing. Interest under the Term Loan Facility will include an applicable margin based on two senior debt ratings assigned to the Senior Credit Facilities.

        The Offeror may voluntarily prepay the Term Loan Facility and/or reduce the commitment under the Revolving Facility. Any such prepayments or reductions are subject to minimum notice requirements and must be in minimum amounts. The Term Loan Facility must be repaid following acceleration after the occurrence of customary events of default. The Offeror intends to repay the Term Loan Facility with one, or a combination of, cash generated from operations and the proceeds of future debt and/or equity financings.

7.     Acquisition of Hummingbird Shares Not Deposited

        Compulsory Acquisition

        If, within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the issued and outstanding Hummingbird Shares (on a fully diluted basis), other than Hummingbird Shares held at the date of the Offer by or on behalf of the Offeror and its affiliates and associates (as such terms are defined in the CBCA), and the Offeror acquires such deposited Hummingbird Shares under the Offer, the Offeror intends to acquire the Hummingbird Shares not deposited under the Offer on the same terms as the Hummingbird Shares acquired under the Offer pursuant to the provisions of Section 206 of the CBCA (a “Compulsory Acquisition”).

        To exercise such statutory right, the Offeror must give notice (the “Offeror’s Notice”) of such proposed acquisition on or before the earlier of 60 days from the date of termination of the Offer and 180 days from the date of the Offer to each holder of Hummingbird Shares who did not accept the Offer (and each person who subsequently acquires any such Hummingbird Shares) (in each case, an “Offeree”) and to the Director under the CBCA. Within 20 days of giving the Offeror’s Notice, the Offeror must pay or transfer to the Company the consideration the Offeror would have to pay or transfer to the Offerees if they had elected to accept the Offer, to be held in trust for the Offerees. In accordance with Section 206 of the CBCA, within 20 days after receipt of the Offeror’s Notice, each Offeree must send the certificates representing the Hummingbird Shares held by such Offeree to the Company and must elect either to transfer such Hummingbird Shares to the Offeror on the terms of the Offer or to demand payment of the fair value of such Hummingbird Shares held by such holder by so notifying the Offeror within 20 days after the Offeree receives the Offeror’s Notice. An Offeree who does not within 20 days after the Offeree receives the Offeror’s Notice notify the Offeror that the Offeree is electing to demand payment of the fair value of the Offeree’s Hummingbird Shares is deemed to have elected to transfer such Hummingbird Shares to the Offeror on the same terms that the Offeror acquired Hummingbird Shares from Shareholders who accepted the Offer. If an Offeree has elected to demand payment of the fair value of such Hummingbird Shares, the Offeror may apply to a court having jurisdiction to hear an application to fix the fair value of such Hummingbird Shares of such Offeree. If the Offeror fails to apply to such court within 20 days after it made the payment or transferred the consideration to the Company referred to above, the Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value. If there is no such application made by the Offeree within such period, the Offeree will be deemed to have elected to transfer such Hummingbird Shares to the Offeror on the terms that the Offeror acquired Hummingbird Shares from Shareholders who accepted the Offer. Any judicial determination of the fair value of the Hummingbird Shares could be more or less than the amount paid pursuant to the Offer.

        The foregoing is a summary only of the right of Compulsory Acquisition which may become available to the Offeror and is qualified in its entirety by the provisions of Section 206 of the CBCA. Section 206 of the CBCA is complex and may require strict adherence to notice and timing provisions, failing which an Offeree’s rights may be lost or altered. Shareholders who wish to be better informed about the provisions of Section 206 of the CBCA should consult their legal advisors. See Section 15 of this Circular, “Certain Income Tax Considerations”, for a discussion of the tax consequences to Shareholders in the event of a Compulsory Acquisition.

        Compelled Acquisition

        If a Shareholder does not receive the Offeror’s Notice, the Shareholder may, within 90 days after the date of the termination of the Offer, or if the Shareholder did not receive the Offer, within 90 days of the later of the date of termination of the Offer and the date on which the Shareholder learns of the Offer, require the Offeror to acquire the Shareholder’s Hummingbird Shares on the terms of the Offer (a “Compelled Acquisition”).

        The foregoing is a summary only to the right of Compelled Acquisition that may be available to a Shareholder and is qualified in its entirely by the provisions of Section 206.1 of the CBCA. Section 206.1 of the CBCA may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of Section 206.1 of the CBCA should consult their legal advisors.

        Subsequent Acquisition Transaction

        If the Offeror takes up and pays for Hummingbird Shares validly deposited under the Offer and the right of Compulsory Acquisition described above is not available or the Offeror elects not to pursue such right, the Offeror currently intends to cause a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, capital reorganization or other transaction involving the Company and the Offeror or an affiliate of the Offeror for the purpose of enabling the Offeror or an affiliate of the Offeror to acquire all Hummingbird Shares not acquired pursuant to the Offer (a “Subsequent Acquisition Transaction”). The timing and details of any such transaction will depend on a number of factors, including the number of Hummingbird Shares acquired pursuant to the Offer. If, at the Expiry Time, Shareholders have validly deposited and not withdrawn a number of Hummingbird Shares which together with Hummingbird Shares owned by the Offeror and its affiliates, constitutes at least 66 2/3% of the outstanding Hummingbird Shares (on a fully diluted basis), and the Offeror takes up and pays for the Hummingbird Shares deposited under the Offer, the Offeror should own sufficient Hummingbird Shares to effect such Subsequent Acquisition Transaction. While the Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction would be the same cash price as the price offered under the Offer, the consideration offered to holders of Hummingbird Shares in a Subsequent Acquisition Transaction could have a higher or lower value than the value of the consideration offered for the Hummingbird Shares pursuant to the Offer.

        Each type of Subsequent Acquisition Transaction described above would be a “business combination” under Rule 61-501 and a “going private transaction” under Policy Q-27. In certain circumstances, the provisions of Rule 61-501 and Policy Q-27 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a “business combination” carried out in accordance with Rule 61-501 or a “going private transaction” in accordance with Policy Q-27, the “related party transaction” provisions of Rule 61-501 and Policy Q-27 do not apply to such transaction. The Offeror currently intends to carry out any such Subsequent Acquisition Transaction in accordance with Rule 61-501 and Policy Q-27, or any successor provisions, or exemptions therefrom, such that the related party transaction provisions of Rule 61-501 and Policy Q-27 will not apply to such Subsequent Acquisition Transaction.

        Rule 61-501 and Policy Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or a going private transaction is required to prepare a formal valuation of the Hummingbird Shares (and subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the Hummingbird Shares a summary of such valuation or the entire valuation. In connection therewith, the Offeror currently intends to rely on any exemption then available or to seek waivers pursuant to Rule 61-501 and Policy Q-27 exempting the Offeror or the Company or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction. An exemption is available under Rule 61-501 and Policy Q-27 for certain business combinations or going private transactions completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering Shareholders were entitled to receive in the take-over bid, provided that certain disclosure is given in the take-over bid disclosure documents. The Offeror expects that these exemptions will be available.

        Depending on the nature and terms of the Subsequent Acquisition Transaction, the provisions of the CBCA may require the approval of at least 66 2/3% of the votes cast by holders of the outstanding Hummingbird Shares at a meeting duly called and held for the purpose of approving a Subsequent Acquisition Transaction. Rule 61-501 and Policy Q-27 would in effect also require that, in addition to any other required security holder approval, in order to complete a business combination or a going private transaction, the approval of a simple majority of the votes cast by “minority” holders of the Hummingbird Shares must be obtained unless an exemption is available or discretionary relief is granted by the OSC and the AMF. In relation to any Subsequent Acquisition Transaction, the “minority” holders will be, subject to any available exemption or discretionary relief granted by the OSC and the AMF as required, all Shareholders other than the Offeror, any “interested party” or any person or company who is a “related party” of the Offeror or an “interested party” for purposes of Rule 61-501 and Policy Q-27, including any director or senior officer of the Offeror, any associate, affiliate or insider of the Offeror or any of their directors or senior officers or any person acting jointly or in concert with any of the foregoing. Rule 61-501 and Policy Q-27 also provide that the Offeror may treat Hummingbird Shares acquired pursuant to the Offer as “minority” shares and to vote them, or to consider them voted, in favour of a Subsequent Acquisition Transaction that is a business combination or a going private transaction if, among other things, the consideration for each security in the Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid pursuant to the Offer and the Subsequent Acquisition Transaction is completed no later than 120 days after the date of expiry of the formal take-over bid. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be the same cash consideration paid to Shareholders under the Offer and that the Subsequent Acquisition Transaction would be completed within 120 days of the date of expiry of the formal take-over bid and the Offeror intends to cause Hummingbird Shares acquired pursuant to the Offer to be voted in favour of such transaction.

        In addition, under Rule 61-501 and Policy Q-27, if, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Hummingbird Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable right to dissent and seek fair value or a substantially equivalent right is made available to the minority shareholders.

        In the event a Subsequent Acquisition Transaction were to be consummated, holders of Hummingbird Shares may, under Section 190 of the CBCA, have the right to dissent and demand payment of the fair value of such Hummingbird Shares. This right, if the statutory procedures are complied with, could lead to a judicial determination of the fair value required to be paid to such dissenting holders for their Hummingbird Shares.

The fair value of the Hummingbird Shares so determined could be more or less than the amount paid per security pursuant to the Subsequent Acquisition Transaction or the Offer. Any such judicial determination of the fair value of the Hummingbird Shares could be based upon considerations other than, or in addition to, the market price of the Hummingbird Shares.

        Shareholders should consult their legal advisors for a determination of their legal rights with respect to any Subsequent Acquisition Transaction, if and when proposed, including a “going private transaction” or a “related party transaction”.

        See Section 15 this Circular, “Certain Income Tax Considerations”, for a discussion of the Canadian and United States federal income tax considerations relevant to Shareholders in the event of a Subsequent Acquisition Transaction.

        Other Alternatives

        If the Offeror decides not to effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction involving Hummingbird, or proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval or exemption, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Hummingbird Shares in privately negotiated transactions or in another take-over bid or taking no further action to acquire additional Hummingbird Shares. Any additional purchases of Hummingbird Shares could be at a price greater than, equal to or less than the price to be paid for Hummingbird Shares under the Offer and could be for cash or other consideration. Alternatively, the Offeror may take no action or sell or otherwise dispose of any or all Hummingbird Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the price paid for Hummingbird Shares under the Offer. The tax consequences to a Shareholder of such an alternative may differ from the tax consequences to such Shareholder of having its Hummingbird Shares acquired pursuant to the Offer.

        Judicial Developments

        Certain judicial decisions may be considered relevant to any Subsequent Acquisition Transaction that may be proposed or effected subsequent to the expiry of the Offer. Prior to the adoption of Rule 61-501 (and its predecessor, OSC Policy 9.1) and Policy Q-27, Canadian courts, in a few instances, granted preliminary injunctions to prohibit transactions involving going private transactions. The trend both in legislation and in Canadian jurisprudence has been towards permitting going private transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to the minority shareholders.

8.     Previous Distributions and Hummingbird Share Repurchases

        The Offeror believes, based on publicly available information, that there have been no distributions of Hummingbird Shares by Hummingbird during the five years preceding the date of the Offer, other than distributions of Hummingbird Shares made pursuant to the exercise of stock options.

        On November 22, 2004, the Company received approval to commence a normal course issuer bid (the “2005 Bid”) for up to 1,500,000 Hummingbird Shares at prevailing market prices on the TSX or the Nasdaq. The 2005 Bid terminated on November 23, 2005 and the total number of Hummingbird Shares repurchased and subsequently cancelled was 95,100.

        On December 8, 2005, the Company announced that it had received approval to commence a normal course issuer bid (the “2006 Bid”) for up to 1,500,000 Hummingbird Shares. The 2006 Bid is being conducted at prevailing market prices on the TSX or the Nasdaq, and all shares purchased under the 2006 Bid will be cancelled. The 2006 Bid commenced on December 13, 2005, and will terminate on the earlier of December 12, 2006, or the date on which a total of 1,500,000 Hummingbird Shares have been repurchased pursuant to its terms. During six months ended March 31, 2006, Hummingbird repurchased and cancelled 79,300 Hummingbird Shares at an average price of U.S.$24.70 per share for total consideration of U.S.$1,960,000.

9.     Holdings of Hummingbird Shares

        Neither the Offeror nor any director or senior officer of the Offeror nor, to the knowledge of the directors and senior officers of the Offeror after reasonable inquiry, any associate of the directors or senior officers of the Offeror, any person holding more than 10% of any class of equity securities of the Offeror, or any person acting jointly or in concert with the Offeror, beneficially owns or exercises control or direction over any of the securities of the Company.

        The Offeror and its affiliates beneficially own, directly or indirectly, 764,850 Hummingbird Shares, or approximately 4.3% of the issued and outstanding Hummingbird Shares as of June 19, 2006.

        No securities of Hummingbird have been traded during the 12-month period preceding the date of the Offer by the Offeror, directors or senior officers of the Offeror or, to the knowledge of the directors and senior officers of the Offeror after reasonably inquiry, by any associate of the directors or senior officers of the Offeror, any person holding more than 10% of any class of equity securities of the Offeror, or any person acting jointly or in concert with the Offeror, except for the following purchases and sales:

Name of Purchaser/Seller	Date M/D/Y	Number of Hummingbird Shares Purchased	Number of Hummingbird Shares Sold	Price per Hummingbird Share (Cdn.$)

Open Text Corporation	6/16/2006	41,900	0	$30.6000
Open Text Corporation	6/16/2006	600,000	0	$30.5990
Open Text Corporation	6/16/2006	4,000	0	$30.5500
Open Text Corporation	6/16/2006	500	0	$30.5100
Open Text Corporation	6/16/2006	500	0	$30.5000
Open Text Corporation	6/16/2006	2,250	0	$30.2768
Open Text Corporation	6/19/2006	6,800	0	$30.6000
Open Text Corporation	6/20/2006	5,000	0	$30.6000
Open Text Corporation	6/21/2006	3,000	0	$30.6000
Open Text Corporation	6/22/2006	400	0	$30.6000
Open Text Corporation	6/23/2006	5,100	0	$30.6000
Open Text Corporation	6/26/2006	6,600	0	$30.6000
Open Text Corporation	6/27/2006	18,400	0	$30.6000
Open Text Corporation	6/28/2006	1,800	0	$30.6000
Open Text Corporation	6/29/2006	15,000	0	$30.6000
Open Text Corporation	6/29/2006	10,000	0	$30.5800
Open Text Corporation	6/29/2006	10,000	0	$30.5600
Open Text Corporation	6/29/2006	3,400	0	$30.5000
Open Text Corporation	6/30/2006	30,200	0	$30.5000

        The Offeror will not be tendering its Hummingbird Shares to the Offer. With the exception of Open Text, there is no person or company acting jointly or in concert with the Offeror in connection with the transactions described in the Offer to Purchase and this Circular.

        To the knowledge of the Offeror, based on publicly available information, no person owns, or exercises control or direction over, more than 10% of the outstanding Hummingbird Shares other than AIM Funds Management, Inc., which according to non-public information available to the Offeror, held 2,421,100 Hummingbird Shares as of July 5, 2006, representing approximately 13.7% of the issued and outstanding Hummingbird Shares as of June 19, 2006.

10.   Commitments to Acquire Hummingbird Shares

        With the exception of the Hummingbird Shares proposed to be acquired pursuant to the Offer, (including the Hummingbird Shares covered by the Lock-up Agreements as described in Section 12 of the Circular, “Arrangements, Agreements or Understandings”) neither the Offeror nor any of its directors and senior officers, nor, to the knowledge of such directors and senior officers, any associate or affiliate of the Offeror, any associates of any such directors or senior officers, any person holding more than 10% of any class of equity securities of the Offeror or any person acting jointly or in concert with the Offeror has entered into any commitments to acquire any securities of Hummingbird.

11.   Trading in Hummingbird Shares to be Acquired

        The Hummingbird Shares are listed and posted for trading on the TSX and the Nasdaq under the symbols “HUM” and “HUMC”, respectively. The following table sets forth, for the periods indicated, the high and low sales prices of the Hummingbird Shares and the volume of trading on the TSX, the principal market in which the Hummingbird Shares are traded, and the Nasdaq according to published sources.

Calendar Period	Volume	TSX High (Cdn.$)	Low (Cdn.$)	Volume	Nasdaq High (U.S.$)	Low (U.S.$)

2006
July (to July 7, 2006)	50,838	31.74	30.11	67,565	28.50	27.39
June	2,676,285	30.89	29.89	437,553	27.97	26.90
May	677,039	31.04	25.57	341,212	28.00	23.00
April	181,139	28.00	27.50	86,893	24.89	23.57
March	354,746	28.99	25.79	194,942	25.04	22.68
February	217,567	28.00	25.50	149,974	24.77	22.23
January	168,603	28.99	23.55	155,738	24.55	20.40
2005
December	287,009	25.50	22.05	220,818	22.17	19.55
November	309,297	27.36	24.70	135,040	22.97	21.40
October	272,128	26.58	24.75	74,068	22.70	21.20
September	310,711	28.70	24.80	96,853	23.90	21.16
August	478,916	27.56	20.51	247,854	23.22	16.98
July	295,420	26.98	23.06	122,004	22.51	18.64

Source: TSX.com and Nasdaq.com

        The Offeror announced its intention to commence the Offer after the close of trading on the TSX and the Nasdaq on July 5, 2006. On July 5, 2006, the closing prices on the TSX and the Nasdaq of the Hummingbird Shares were Cdn.$30.49 and U.S.$27.39, respectively. The price offered herein represents a premium of approximately 20.4% and 20.0% over the closing prices of the Hummingbird Shares on the TSX (based on the Bank of Canada noon spot rate on July 5, 2006, of Cdn.$1.00 = U.S.$0.8995) and the Nasdaq, respectively, on May 25, 2006, the day prior to the announcement by Hummingbird that it had entered into the Arrangement Agreement

        Shareholders are urged to obtain a current market quotation for the Hummingbird Shares.

        The purchase of Hummingbird Shares by the Offeror pursuant to the Offer will reduce the number of Hummingbird Shares that might otherwise trade publicly, as well as the number of Shareholders and, depending on the number of Shareholders depositing and the number of Hummingbird Shares purchased pursuant to the Offer, could adversely affect the liquidity and market value of the remaining Hummingbird Shares held by the public.

        The rules and regulations of each of the TSX and the Nasdaq establish certain criteria which, if not met, could lead to the delisting of the Hummingbird Shares from the TSX and the Nasdaq. Among such criteria are the number of Shareholders and the number and aggregate market value of Hummingbird Shares publicly held. Depending on the number of Hummingbird Shares purchased pursuant to the Offer, it is possible that the Hummingbird Shares would fail to meet the criteria for continued listing on the TSX and the Nasdaq. If permitted by applicable law, subsequent to completion of the Offer or a Compulsory Acquisition or any Subsequent Acquisition Transaction, if necessary, the Offeror intends to apply to delist the Hummingbird Shares from the TSX and the Nasdaq. If the Hummingbird Shares are delisted from the TSX and the Nasdaq, the extent of the public market for the Hummingbird Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Hummingbird Shares publicly held, the aggregate market value of the Hummingbird Shares remaining at such time, the interest in maintaining a market in Hummingbird Shares on the part of securities firms, whether the Offeror remains subject to public reporting requirements in Canada and other factors.

        The Hummingbird Shares are currently registered under the Exchange Act. A registration in respect of the Hummingbird Shares may be terminated upon application of Hummingbird to the SEC if the Hummingbird Shares are not listed on a U.S. national securities exchange or quoted on the Nasdaq and there are fewer than 300 holders of record of the Hummingbird Shares resident in the United States. Subject to any obligation with respect to securities of Hummingbird which remain outstanding, the termination of registration of the Hummingbird Shares under the Exchange Act would substantially reduce the information required to be furnished by Hummingbird to holders of its

Hummingbird Shares under the United States federal securities laws and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Hummingbird. Furthermore, the ability of “affiliates” (as defined in Rule 144 under the United States Securities Act of 1933, as amended (the “Securities Act”)) of Hummingbird and persons holding “restricted securities” of Hummingbird to dispose of such securities pursuant to Rule 144 under the Securities Act may be impaired or eliminated. The Offeror intends to seek to cause Hummingbird to apply for termination of registration of the Hummingbird Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met. If registration of the Hummingbird Shares under the Exchange Act is terminated, the Hummingbird Shares will no longer be “margin securities” or be eligible for listing on a U.S. national securities exchange or eligible for trading on the Nasdaq. The Hummingbird Shares are currently listed in the United States on the Nasdaq.

        Moreover, in the event the Hummingbird Shares are delisted, such shares would constitute “taxable Canadian property” to Non-Resident Holders. As a result, subject to relief under an applicable tax treaty, a Non-Resident Holder of Hummingbird Shares would be subject to Canadian taxation in respect of any disposition or deemed disposition of such shares. Any such disposition or deemed disposition of Hummingbird Shares by a Non-Resident Holder at a time when the Hummingbird Shares are not listed on a prescribed stock exchange (which includes the TSX and the Nasdaq) would trigger certain tax reporting requirements, including tax filings which are generally required to be made contemporaneously with any such disposition, and purchasers would generally be required to withhold a portion of the purchase price on any such disposition and remit same to the Canadian tax authorities. Non-Resident Holders of Hummingbird Shares should consult their own tax advisors in the event the Hummingbird Shares are delisted.

        In addition, after the purchase of Hummingbird Shares under the Offer, it may be possible for Hummingbird to take steps to cease to be subject to applicable reporting requirements under applicable securities legislation in any province in which it has an insufficient number of security holders. Furthermore, it may be possible to request elimination of the public reporting requirements under the Exchange Act.

12.   Arrangements, Agreements or Understandings

        Arrangements with Certain Shareholders of Hummingbird

        On July 5, 2006, Open Text entered into agreements (the “Lock-up Agreements”) with two Shareholders (collectively, the “Supporting Shareholders”) in respect of an aggregate of 3,179,725 Hummingbird Shares (the Hummingbird Shares held by each Supporting Shareholder being the “Subject Shares”), representing approximately 18.0% of the Hummingbird Shares issued and outstanding as at June 19, 2006. Pursuant to the Lock-up Agreements, each of the Supporting Shareholders has agreed to deposit, or to cause to be deposited, the Subject Shares pursuant to the Offer and, subject to certain conditions contained therein, not to withdraw the Subject Shares from under the Offer.

        Each of the Supporting Shareholders may, when not in material default in the performance of its obligations under the Lock-up Agreement to which it is a party, terminate its obligations under such agreement by written notice to the Offeror if:

(a)	the Offer is not made on or before July 15, 2006;

(b)	the Subject Shares deposited under the Offer have not, for any reason, been taken up and paid for on or before the date which is 50 days after the date of the Offer, provided that such date may be extended by up to an additional 26 days for the sole purpose of the Offeror obtaining regulatory approval or consent;

(c)	a third party (including Hummingbird) has publicly announced a transaction in respect of which the Supporting Shareholder believes, acting reasonably, that such third party has the ability to successfully complete and which has a value per Hummingbird Share greater than U.S.$27.75 (“Third Party Transaction”), and the Offeror does not amend the Offer within five business days (as defined therein) of such announcement so that the consideration per Hummingbird Share under the Offer is at least equal to such increased amount;

(d)	the Offer has been withdrawn;

(e)	the Offeror has breached any material provision of the Lock-up Agreement and has not cured such material breach within five business days (as defined therein) of becoming aware of such breach;

(f)	the Offeror amends the Offer thereby decreasing the consideration per Hummingbird Share under the Offer or increasing the Minimum Condition or otherwise in a manner materially adverse to the Supporting Shareholder;

(g)	the Supporting Shareholder concludes that a material adverse change (as defined therein) has occurred which adversely affects the Offeror’s ability to complete the Offer unless either the external counsel acting for the Offeror considers that, in its reasonable view, any such change is not reasonably likely to affect the Offeror’s ability to complete the Offer and advises the Supporting Shareholder to that effect in writing, or the Offeror addresses such change to the reasonable satisfaction of the Supporting Shareholder within five days of becoming aware of such conclusion on the part of the Supporting Shareholder; or

(h)	any order, decision, ruling or judgment (collectively, an “Adverse Ruling”) made, rendered or given by any domestic or foreign arbitrator, court or tribunal or governmental agency or other regulatory authority or administrative agency or commission, or by any elected or appointed public official in Canada or elsewhere, whether or not having the force of law, or any law, regulation, rule or policy shall have been enacted, promulgated or applied, to cease trade, enjoin, prohibit or impose material adverse limitations or conditions on the purchase by the Offeror of the Hummingbird Shares under the Offer, or to successfully complete the Offer, unless any such Adverse Ruling is vacated or rendered void or non-applicable to the Offer within five days of it being made.

        Under the Lock-up Agreement, Open Text has entered into certain financial sharing arrangements with the Supporting Shareholders in the event that the Offer is not successful. Specifically, if:

(a)	a Third Party Transaction has not been publicly announced prior to the Offeror announcing its intention to make the Offer;

(b)	the Offeror has announced its intention to make the Offer or that it has entered into any discussions, whether formal or informal, written or oral, with Hummingbird regarding the Offer which are publicly disclosed in any manner; and

(c)	a Third Party Transaction is announced after the Offeror has announced its intention to make the Offer, and if the Supporting Shareholder receives consideration per Hummingbird Share under a Third Party Transaction greater than:

(i)	the consideration per Hummingbird Share under the Offer and less than U.S.$30.35 (“First Superior Price”), then the Supporting Shareholder shall as soon as reasonably practicable after its deposit of the proceeds in connection with such transaction pay to the Offeror an amount equal to the product of (a) 50% of the difference between the First Superior Price and the consideration per Hummingbird Share under the Offer; and (b) the number of Subject Shares sold under the Third Party Transaction; or

(ii)	U.S.$30.35 (“Second Superior Price”), then the Supporting Shareholder shall as soon as reasonably practicable after its deposit of the proceeds in connection with such transaction pay to the Offeror an aggregate amount equal to (a) U.S.$1.30 and (b) the product of (A) 25% of the difference between the Second Superior Price and U.S.$30.35, provided that such payments shall not apply to the portion of any Third Party Transaction consideration that exceeds U.S.$32.00, and (B) the number of Subject Shares sold under the Third Party Transaction.

        The Offeror may terminate the Lock-up Agreements, by notice to the Supporting Shareholder, while not in default of its obligations thereunder if such Supporting Shareholder has not complied with all of its covenants under the Lock-up Agreement and such non-compliance has a material adverse effect (as defined therein) on the Offeror.

        Arrangements with Directors or Senior Officers of Hummingbird

        There are no arrangements or agreements made or proposed to be made between the Offeror and any of the Directors or senior officers of Hummingbird and no payments or other benefits are proposed to be made or given by the Offeror by way of compensation for loss of office or as to such Directors or senior officers remaining in or retiring from office if the Offer is successful.

13.   Material Changes and Other Information

        The Offeror has no information that indicates any material change in the affairs of Hummingbird since the date of the interim financial statements of Hummingbird for the three and six months ended March 31, 2006, other than as publicly disclosed by Hummingbird or as disclosed herein. The Offeror has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

14.   Regulatory Matters

        Competition Act

        The Competition Act requires a pre-merger notification to be submitted to the Commissioner for transactions that exceed certain financial thresholds and, in case of share acquisitions, that exceed an additional voting interest threshold. Specifically, pre-merger notification is generally required for share acquisitions where the parties and their affiliates, in the aggregate, have assets in Canada, or annual gross revenues from sales in, from or into Canada, in excess of Cdn.$400 million and the value of the assets of the Canadian operating business to be directly or indirectly acquired, or the annual gross revenues from sales in or from Canada generated from such assets, exceeds Cdn.$50 million. In the case of an acquisition of voting shares of a corporation that has publicly-traded voting shares, the transaction must also result in the acquiror, or acquirors, together with its or their affiliates, owning voting shares which carry more than 20% of the outstanding votes attached to all outstanding voting shares of the corporation (or more than 50% if the acquiror(s) already hold(s) 20% or more).

        If a transaction is subject to pre-merger notification, either the Commissioner must have issued an advance ruling certificate (“ARC”) in respect of the transaction (discussed below) or a pre-merger filing must be submitted to the Commissioner and a waiting period must expire or be waived by the Commissioner before the proposed transaction may be completed. The Offeror may choose to file either a short form, which has a 14-day waiting period, or a long form, which has a 42-day waiting period. If the Offeror files a short form, the Commissioner may, within 14 days, require a long form to be filed, in which case the proposed transaction generally may not be completed until 42 days after the Offeror files a long form. The Commissioner’s review of a transaction, and communication of her intention as to whether or not to oppose a transaction, may take longer than the statutory waiting period.

        Upon receipt of a pre-merger notification from the Offeror, the Commissioner is required immediately to notify the Company that the Commissioner has received from the Offeror the prescribed short form information or prescribed long form information, as the case may be. The Company is required by the Competition Act to supply the Commissioner with the prescribed short form information within ten days after being so notified or the prescribed long form information within 20 days after being so notified, as the case may be.

        Whether or not a pre-merger filing is required, the Commissioner may apply to the Competition Tribunal, a specialized tribunal empowered to deal with certain matters under the Competition Act, with respect to a “merger” (as defined in the Competition Act), and if the Competition Tribunal finds that the merger is likely to prevent or lessen competition substantially, it may order that the merger not proceed or, in the event that the merger has been completed, order its dissolution or the disposition of some of the assets or shares involved. The Competition Tribunal also may issue an interim order prohibiting a proposed transaction for a period of up to 30 days and such interim orders may in certain circumstances be extended for an additional period of up to 30 days.

        The Commissioner may upon request issue an ARC indicating that she does not have sufficient grounds on which to apply to the Competition Tribunal under the merger provisions of the Competition Act to challenge the proposed transaction. If the Commissioner issues an ARC in respect of a proposed transaction, that transaction is exempt from the pre-merger notification provisions. In addition, if the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Competition Tribunal under the merger provisions of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued. Accordingly, ARCs are generally issued in respect of transactions that raise minimal substantive competition law issues. Alternatively, the Commissioner may issue a “no action” letter following a notification or an application for an ARC, indicating that she is of the view that grounds do not then exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the proposed transaction, while preserving during the three years following completion of the proposed transaction her authority to so initiate proceedings should circumstances change.

        The purchase of Hummingbird Shares pursuant to the Offer requires a pre-merger notification to be filed with the Commissioner and the Offeror’s acquisition of control of the Company would be a “merger” for the purposes of the merger provisions of the Competition Act. The Offeror will request an ARC in respect of the Offer and/or file its portion of the pre-merger notification with the Commissioner in respect of the Offer.

        The Offeror does not currently intend to take up or pay for Hummingbird Shares deposited pursuant to the Offer unless the Commissioner has issued an ARC in respect of the Offer or all applicable waiting periods under the Competition Act have expired or been waived without challenge and the Commissioner shall have issued a “no action” letter in respect of the Offer. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

        HSR Act

        Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC, and certain waiting period requirements have been satisfied. The purchase of Hummingbird Shares pursuant to the Offer is subject to such requirements.

        Pursuant to the requirements of the HSR Act, the Offeror intends to file a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC to start the prescribed waiting period of 15 calendar days that is applicable to the purchase of Hummingbird Shares pursuant to the Offer. This waiting period may be terminated in less than 15 calendar days if either the Offeror or Hummingbird request such early termination and the Antitrust Division and the FTC determine it is appropriate. However, prior to the expiration of such period, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from the Offeror. If such a request is made, the waiting period will be further extended to end on the tenth day after substantial compliance by the Offeror with such request. Thereafter, such waiting period can be extended only by court order.

        Hummingbird Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or early termination of the applicable waiting period under the HSR Act. See Section 4 of the Offer to Purchase, “Conditions of the Offer”. Any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If the Offeror’s acquisition of Hummingbird Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer will be extended in certain circumstances. See Section 5 of the Offer to Purchase, “Extension and Variation of the Offer”.

        The Antitrust Division and the FTC may scrutinize the legality under the antitrust laws of transactions such as the acquisition of Hummingbird Shares by the Offeror pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Hummingbird Shares pursuant to the Offer or seeking divestiture of the Hummingbird Shares so acquired or divestiture of substantial assets of Hummingbird. Private parties (including individual states) may also bring legal actions under the antitrust laws of the United States. The Offeror does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

15.   Certain Income Tax Considerations

        Canadian Federal Income Tax Considerations

        In the opinion of Osler, Hoskin & Harcourt LLP, the following summary describes the principal Canadian federal income tax considerations generally applicable to a beneficial owner of Hummingbird Shares (which shall not include Holdco Shares for the purposes of this summary) who sells Hummingbird Shares pursuant to this Offer or otherwise disposes of Hummingbird Shares pursuant to certain transactions described under Section 7 of this Circular, “Acquisition of Hummingbird Shares Not Deposited” and who, at all relevant times, for purposes of the application of the Tax Act: (1) deals at arm’s length with Hummingbird, Open Text and the Offeror; (2) is not affiliated with Hummingbird, Open Text or the Offeror; and (3) holds the Hummingbird Shares as capital property (a “Holder”). Generally, the Hummingbird Shares will be capital property to a Holder provided the Holder does not hold those shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade. This summary does not address all issues relevant to shareholders who acquired their Hummingbird Shares on the exercise of an employee stock option. Such shareholders should consult their own tax advisors. Acceptance of the Offer through the Holdco Alternative may have income tax consequences to a particular shareholder that differ from those described below. The following summary does not address the Holdco Alternative. Consequently, shareholders considering the Holdco Alternative should consult their own tax advisors.

        This summary is based on the current provisions of the Tax Act and counsel’s understanding of the current administrative and assessing practices and policies of the CRA published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and, except where otherwise noted, assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may be different from those discussed herein. Unless otherwise indicated, this summary assumes that the Hummingbird Shares have been and will be, at all relevant times, listed on a prescribed stock exchange.

        This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, shareholders should consult their own tax advisors having regard to their own particular circumstances.

        Currency Conversion

        For the purpose of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Hummingbird Shares must be converted into Canadian dollars based on the prevailing exchange rates at the relevant times. The amount of dividends required to be included in the income of, and capital gains or capital losses realized by, a Holder may be affected by fluctuations in the Canadian / U.S. dollar exchange rate.

        Holders Resident in Canada

        This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act, is, or is deemed to be, resident in Canada (a “Resident Holder”). Certain Resident Holders whose Hummingbird Shares might not otherwise be capital property may, in certain circumstances, be entitled to have the Hummingbird Shares and all other “Canadian securities”, as defined in the Tax Act, owned by such Resident Holder in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This portion of the summary is not applicable to a shareholder that is a “specified financial institution” or to a shareholder an interest in which is a “tax shelter investment”, as defined in the Tax Act, or, for purposes of certain rules applicable to securities held by financial institutions (referred to as the “mark-to-market” rules), a “financial institution”, as defined in the Tax Act. Such shareholders should consult their own tax advisors.

        Sale Pursuant to the Offer

        Generally, a Resident Holder who disposes of Hummingbird Shares pursuant to the Offer will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Hummingbird Shares immediately before the disposition.

        Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”). Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year and allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years.

        The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Hummingbird Share may be reduced by the amount of any dividends received (or deemed to be received) by it on such Hummingbird Share to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a Hummingbird Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own advisors.

        A Resident Holder that is throughout the year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable for a refundable tax of 6 2/3% on investment income, including taxable capital gains realized and dividends received or deemed to be received in respect of the Hummingbird Shares (but not dividends or deemed dividends that are deductible in computing taxable income).

        Compulsory Acquisition of Hummingbird Shares

        As described under Section 7 of this Circular, “Acquisition of Hummingbird Shares Not Deposited”, the Offeror may, in certain circumstances, acquire Hummingbird Shares not deposited under the Offer pursuant to a Compulsory Acquisition. The tax consequences to a Resident Holder of a disposition of Hummingbird Shares in such circumstances will generally be as described above under “Sale Pursuant to the Offer”. Resident Holders whose Hummingbird Shares may be so acquired should consult their own tax advisors.

        Subsequent Acquisition Transaction

        As described under Section 7 of this Circular, “Acquisition of Hummingbird Shares Not Deposited”, if the Offeror does not acquire all of the Hummingbird Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Hummingbird Shares. The tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Resident Holders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Hummingbird Shares acquired pursuant to a Subsequent Acquisition Transaction.

        A Subsequent Acquisition Transaction could be implemented by means of an amalgamation of Hummingbird with the Offeror and/or one or more of its affiliates pursuant to which Resident Holders who have not tendered their Hummingbird Shares under the Offer would have their Hummingbird Shares converted on the amalgamation into redeemable preference shares of the amalgamated corporation (“Redeemable Shares”) which would then be immediately redeemed for cash. Such a holder would not realize a capital gain or capital loss as a result of the conversion of shares and the adjusted cost base to the Resident Holder of the Redeemable Shares received would be equal to the adjusted cost base to the Resident Holder of the Hummingbird Shares immediately before the amalgamation.

        However, on the redemption of the Redeemable Shares, such Resident Holder will generally,

(a)	be deemed to receive a dividend (subject to the application of subsection 55(2) of the Tax Act to holders of Redeemable Shares that are corporations, as discussed below) equal to the amount, if any, by which the redemption price of the Redeemable Shares exceeds the paid-up capital of their Redeemable Shares for purposes of the Tax Act; and

(b)	be considered to have disposed of such holder’s Redeemable Shares for proceeds of disposition equal to the redemption price less the amount of the deemed dividend, if any, computed in (a). As a result, such holder will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of their Redeemable Shares and any reasonable costs of disposition. The computation and tax consequences of any such capital gain or capital loss would be generally as described above under “Sale Pursuant to the Offer”.

        A Resident Holder will be required to include in computing its income for a taxation year any dividends deemed to be received on the Redeemable Shares. In the case of a Resident Holder that is an individual (other than certain trusts), under current law, such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. Any such dividends deemed to be received by a Resident Holder that is a corporation will generally be deductible in computing the corporation’s taxable income. Resident Holders should consult their own tax advisors regarding the implications to them of Proposed

Amendments to the taxation of dividends contained in a release published by the Minister of Finance (Canada) in June 2006.

        Subsection 55(2) of the Tax Act provides that where a Resident Holder that is a corporation would otherwise be deemed to receive a dividend, in certain circumstances the deemed dividend may be deemed not to be received as a dividend and instead may be treated as proceeds of disposition of the Redeemable Shares for purposes of computing the Resident Holder’s capital gain or capital loss. Resident Holders that are corporations should consult their own tax advisors in this regard.

        A “private corporation”, as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax of 33 1/3% under Part IV of the Tax Act on dividends received (or deemed to be received) on the Hummingbird Shares to the extent such dividends are deductible in computing taxable income for the year.

        Under the current administrative practice of the CRA, a Resident Holder who exercises the right of dissent in respect of an amalgamation will be considered to have disposed of such holder’s Hummingbird Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Holder (excluding any interest awarded by the court). Because of uncertainties under the relevant corporate legislation as to whether such amounts paid to a dissenting Resident Holder would be treated entirely as proceeds of disposition or in part as the payment of a deemed dividend, dissenting Resident Holders should consult with their own tax advisors. Any interest awarded to the Resident Holder by the court will be required to be included in the Resident Holder’s income for purposes of the Tax Act.

        As an alternative to the amalgamation discussed herein, the Offeror may propose an arrangement, consolidation, capital reorganization, reclassification, continuance or other transaction, the tax consequences of which may materially differ from those arising on the sale of Hummingbird Shares under an Offer or an amalgamation involving Hummingbird and will depend on the particular form and circumstances of such alternative transaction. No opinion is expressed herein as to the tax consequences of any such alternative transaction to a Resident Holder.

Holders Not Resident in Canada

        This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold the Hummingbird Shares in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to certain holders that are insurers carrying on an insurance business in Canada and elsewhere.

        Sale Pursuant to the Offer

        A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Hummingbird Shares, unless the Hummingbird Shares are “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

        Generally, the Hummingbird Shares will not constitute taxable Canadian property to a Non-Resident Holder at a particular time provided that (1) the Hummingbird Shares are listed on a prescribed stock exchange (which includes the TSX and the Nasdaq) at that time, and (2) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, or the Non-Resident Holder together with all such persons, have not owned 25% or more of the issued shares of any class or series of the capital stock of Hummingbird at any time during the 60-month period that ends at that time. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Hummingbird Shares could be deemed to be taxable Canadian property.

        Compulsory Acquisition

        Subject to the discussion below under “Delisting of Hummingbird Shares”, a Non-Resident Holder will not be subject to income tax under the Tax Act on a disposition of Hummingbird Shares pursuant to the Offeror’s statutory rights of purchase described in Section 7 of this Circular, “Acquisition of Hummingbird Shares Not Deposited – Compulsory Acquisition”, unless the Hummingbird Shares are “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. Where interest is paid or credited to a Non-Resident Holder in connection with a Compulsory Acquisition, such Non-Resident Holder will be subject to Canadian withholding tax under the Tax Act at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. Where the Non-Resident Holder is a U.S. resident entitled to benefits under the Canada-U.S. Income Tax Convention (1980) and is the beneficial owner of the interest, the applicable rate of Canadian withholding tax is generally reduced to 10%.

        Subsequent Acquisition Transaction

        As described under Section 7 of this Circular, “Acquisition of Hummingbird Shares Not Deposited – Subsequent Acquisition Transaction”, if the Offeror does not acquire all of the Hummingbird Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Hummingbird Shares.

        The tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. A Non-Resident Holder may realize a capital gain or a capital loss and/or be deemed to receive a dividend, as discussed above under the heading “Holders Resident in Canada – Subsequent Acquisition Transaction”. Whether or not a Non-Resident Holder would be subject to income tax under the Tax Act on any such capital gain would depend on whether the Hummingbird Shares or Redeemable Shares are “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act, whether the Non-Resident Holder is entitled to relief under an applicable income tax convention and other circumstances at that time (see in particular the discussion below under “Delisting of Hummingbird Shares”). Dividends paid or deemed to be paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. Where the Non-Resident Holder is a U.S. resident entitled to benefits under the Canada-U.S. Income Tax Convention (1980) and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%.

        Delisting of Hummingbird Shares

        As noted under Section 11 of this Circular, “Trading in Hummingbird Shares to be Acquired”, Hummingbird Shares may cease to be listed on the TSX and/or the Nasdaq following the completion of the Offer and may not be listed on the TSX or the Nasdaq at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. Non-Resident Holders are cautioned that, if the Hummingbird Shares are not listed on a prescribed stock exchange at the time they are disposed of (1) the Hummingbird Shares will be taxable Canadian property to the Non-Resident Holder; (2) the Non-Resident Holder may be subject to income tax under the Tax Act in respect of any capital gain realized on such disposition, subject to any relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident; and (3) the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Holder, in which case the Offeror will be entitled, pursuant to the Tax Act, to deduct or withhold an amount from any payment made to the Non-Resident Holder and to remit such amount to the Receiver General on behalf of the Non-Resident Holder.

        Non-Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of not disposing of their Hummingbird Shares pursuant to the Offer.

United States Federal Income Tax Considerations

        The following discussion is a summary of the material United States federal income tax considerations generally applicable to United States Holders (as defined below) with respect to the disposition of Hummingbird Shares (which for purposes of this summary shall not include Holdco Shares) pursuant to the Offer.

        This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), temporary and final Treasury Regulations now in effect, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which are subject to change (possibly with retroactive effect) or different interpretations. The discussion does not address aspects of United States federal taxation other than income taxation, nor does it address all aspects of United States federal income taxation, including aspects of United States federal income taxation that may be applicable to a particular United States Holder in light of such holder’s particular circumstances or to holders of Hummingbird Shares subject to special provisions of federal income tax law, such as holders who are dealers in securities or currencies, life insurance companies, tax exempt organizations, banks, partnerships, Subchapter S corporations, mutual and common trust funds, regulated investment companies, real estate investment trusts, holders that are liable for alternative minimum tax, holders that actually or constructively hold (or have ever held) 10% or more of the total voting power of all outstanding voting stock of Hummingbird, holders who are not United States Holders, holders that received Hummingbird Shares as compensation, holders whose functional currency is other than United States dollars or holders who hold Hummingbird Shares as part of a hedging, straddle, conversion, synthetic security or other integrated transaction. This summary is limited to persons that hold their Hummingbird Shares as a “capital asset” within the meaning of Section 1221 of the Code. The discussion also does not address the United States federal income tax consequences (i) to holders of options to purchase Hummingbird Shares (ii) to persons who dispose of Holdco Shares pursuant to the Offer, and (iii) any state, local or foreign tax consequences. This summary assumes that Hummingbird Shares that are disposed of pursuant to the Offer do not constitute interests in a passive foreign investment company (“PFIC”) for United States federal income tax purposes with respect to any United States Holder.

        United States Holders of Hummingbird Shares are urged to consult their tax advisors regarding the United States federal, state, local and foreign tax consequences to them of disposing of Hummingbird Shares pursuant to the Offer.

        As used herein, the term “United States Holder” means a beneficial owner of Hummingbird Shares that is, for United States federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States or a political subdivision thereof, (iii) an estate the income of which is subject to federal income taxation regardless of its source, or (iv) a trust if (a) a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust, or (b) the trust was in existence on August 20, 1996 and has properly elected under applicable Treasury Regulations to be treated as a United States person. If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is the beneficial owner of Hummingbird Shares, the United States tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. A United States person who is a partner in such a partnership should consult their tax advisors as to the particular tax considerations applicable to them.

      Sale of Hummingbird Shares Pursuant to the Offer

        In general, subject to the possible application of the PFIC rules described below, a United States Holder whose Hummingbird Shares are disposed of pursuant to the Offer will recognize a capital gain or loss for United States federal income tax purposes equal to the difference between (i) the sum of the cash received and (ii) such holder’s tax basis in the Hummingbird Shares so disposed. Such capital gain or loss will be a long-term capital gain or loss if such holder has held his or her Hummingbird Shares as capital assets for more than one year at the time the Hummingbird Shares are disposed of pursuant to the Offer and will be short-term capital gain or loss if such Hummingbird Shares have been held for one year or less. Long-term capital gains of non-corporate shareholders are generally subject to a maximum United States federal income tax rate of 15%. The deductibility of capital losses is subject to limitation.

        Compulsory Acquisition of Hummingbird Shares

        The U.S. tax consequences of a sale of Hummingbird Shares pursuant to a Compulsory Acquisition as described in Section 7 of this Circular, “Acquisition of Hummingbird Shares Not Deposited – Compulsory Acquisition” generally will be as described above under “Sale of Hummingbird Shares Pursuant to the Offer.” United States Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of a Compulsory Acquisition.

        Subsequent Acquisition Transaction

        The U.S. tax consequences of a Subsequent Acquisition Transaction will depend on the exact manner in which the Subsequent Acquisition Transaction is carried out. In most cases, though, the U.S. federal income tax consequences of a Subsequent Acquisition Transaction generally will be as described above under “Sale of Hummingbird Shares Pursuant to the Offer”. United States Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of a Subsequent Acquisition Transaction.

        Considerations Relevant to the PFIC Rules

        In its public filings, Hummingbird has not indicated whether it is currently, or has in the past been, classified as a PFIC for United States federal income tax purposes. Open Text has no independent knowledge of Hummingbird’s status as a PFIC and cannot be certain of Hummingbird’s potential classification as a PFIC. In general, Hummingbird would be a PFIC if, for any taxable year, 75% or more of its gross income constituted “passive income” or 50% or more of its assets produced, or were held for the production of, passive income. If Hummingbird is or has been a PFIC at any time during a United States Holder’s holding period and the United States Holder did not elect to be taxable currently on his or her pro rata share of Hummingbird’s earnings or to be taxed on a “mark to market” basis with respect to his or her Hummingbird Shares, any gain recognized by the United States Holder as a result of his or her participation in the Offer will be treated as ordinary income and will be subject to an interest charge. United States Holders are urged to consult their own tax advisors regarding the possible status of Hummingbird as a PFIC at any time during such holder’s holding period of Hummingbird Shares as well as the consequences of such PFIC status to them.

        Foreign Tax Credits for Canadian Taxes Paid or Withheld

        A United States Holder that pays (directly or through withholding) Canadian income taxes in connection with the Offer may be entitled to claim a deduction or credit for United States federal income tax purposes, subject to a number of complex rules and limitations. Gain on the disposition of Hummingbird Shares generally will be United States source gain for foreign tax credit purposes, unless the gain is subject to tax in Canada and resourced as foreign source gain under the provisions of the Canada-U.S. Income Tax Convention (1980). United States Holders should consult their own tax advisors regarding the foreign tax credit implications of disposing of Hummingbird Shares pursuant to the Offer.

        Information Reporting and Backup Withholding

        Information returns may be required to be filed with the IRS relating to payments made to particular United States Holders. In addition, a United States Holder may be subject to a backup withholding tax on such payments if they do not provide their taxpayer identification number in the manner required, or otherwise fail to comply with applicable backup withholding tax rules. Any amounts withheld under the backup withholding rules will be allowed as a credit against the United States Holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

        The foregoing summary of certain material United States federal income tax consequences is included for general information purposes only and is not intended to be, and should not be construed as, legal or tax advice to any holder. Holders of Hummingbird Shares are urged to consult their own tax advisor to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of disposing of Hummingbird Shares pursuant to the Offer.

16.   Acceptance of the Offer

        Other than the Hummingbird Shares held by the Offeror and its affiliates, which will not be tendered to the Offer, and the Hummingbird Shares to be tendered pursuant to the terms of the Lock-up Agreements, the Offeror has no knowledge regarding whether any holders of Hummingbird Shares will accept the Offer.

17.   Depositary and Information Agent

        The Offeror has engaged the Depositary for the receipt of certificates in respect of Hummingbird Shares and related Letters of Transmittal deposited under the Offer and any other required documents, and for the payment for

Hummingbird Shares purchased by the Offeror pursuant to the Offer. The Depositary will also receive Notices of Guaranteed Delivery at the office specified therein. The Offeror has engaged the Information Agent to provide a resource for information for Shareholders. The Depositary and the Information Agent will receive reasonable and customary compensation from the Offeror for their services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses. The Offeror has also agreed to indemnify the Depositary against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

        No broker, dealer, bank or trust company shall be deemed to be the agent of the Offeror or the Depositary for purposes of the Offer.

18.   Statutory Rights

        Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

19.   Financial Advisor

        Open Text has retained RBC Dominion Securities Inc. to act as its financial advisor in connection with the Offer. The Offeror has not engaged the services of a dealer manager or a soliciting dealer group to solicit acceptances of the Offer but reserves the right to do so.

        No brokerage fees or commissions will be payable by any Shareholder who transmits Hummingbird Shares directly to the Depositary. Shareholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing Hummingbird Shares with the Depositary. If a depositing Shareholder owns Hummingbird Shares through a broker or other nominee and such broker or nominee deposits Hummingbird Shares on the Shareholder’s behalf, the broker or nominee may charge a fee for performing this service.

        Questions and requests for assistance concerning the Offer should be made directly to the Information Agent or the Depositary.

20.   Expenses of the Offer

        The Offeror estimates that if it acquires all of the Hummingbird Shares pursuant to the Offer, the total amount required to pay the related fees and expenses of the Offer will be approximately $20.0 million. Such fees and expenses will be paid out of the Offeror’s working capital.

21.   Legal Matters

        The Offeror is being advised in respect of certain matters concerning the Offer by, and the opinion contained under Section 15 of this Circular, “Certain Income Tax Considerations – Canadian Federal Income Tax Considerations” has been provided by, Osler, Hoskin & Harcourt LLP, Canadian counsel to the Offeror. The Offeror is being advised in respect of certain matters concerning the Offer by Mayer, Brown, Rowe & Maw LLP, United States counsel to the Offeror.

22.   Consents

To:    The Directors of 6575064 Canada Inc.

        We hereby consent to the reference to our name and opinion contained under “Certain Income Tax Considerations – Canadian Federal Income Tax Considerations” in Section 15 of the Circular accompanying the Offer dated July 10, 2006 made by 6575064 Canada Inc. to the shareholders of Hummingbird Ltd.

July 10, 2006	(Signed) OSLER , HOSKIN & HARCOURT LLP
Toronto, Ontario

CERTIFICATE OF 6575064 CANADA INC.

        The contents of the Offer to Purchase and the Circular have been approved, and the sending, communication or delivery thereof to the shareholders of Hummingbird Ltd. has been authorized by the board of directors of 6575064 Canada Inc. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.

DATED July 10, 2006

(Signed) JOHN SHACKLETON	(Signed) PAUL MCFEETERS
President and Chief Executive Officer	Chief Financial Officer

On behalf of the board of directors

(Signed) JOHN SHACKLETON	(Signed) PAUL MCFEETERS
Director	Director

(Signed) JOHN TRENT
Director

C-1

CERTIFICATE OF OPEN TEXT CORPORATION

        The contents of the Offer to Purchase and the Circular have been approved, and the sending, communication or delivery thereof to the shareholders of Hummingbird Ltd. has been authorized by the board of directors of Open Text Corporation. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.

DATED July 10, 2006

(Signed) JOHN SHACKLETON	(Signed) PAUL MCFEETERS
President and Chief Executive Officer	Chief Financial Officer

On behalf of the board of directors

(Signed) P. THOMAS JENKINS	(Signed) RANDY FOWLIE
Director	Director

C-2

        For further information or additional copies of this document, the Letter of Transmittal or the Notice of Guaranteed Delivery please contact:

The Depositary, Computershare Investor Services Inc.

By Mail

Computershare Investor Services Inc.
P.O. Box 7021
31 Adelaide Street East
Toronto, ON M5C 3H2

Toll Free: 1-800-564-6253
E-mail: corporateactions@computershare.com
Attention: Corporate Actions

By Registered Mail, by Hand or by Courier

Toronto	Montreal

Computershare Investor Services Inc.	Computershare Investor Services Inc.
100 University Avenue	650 de Maisonneuve Blvd. West
9th Floor	Suite 700
Toronto, Ontario M5J 2Y1	Montreal, Quebec H3A 3S8
Attention: Corporate Actions	Attention: Corporate Actions

The Information Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY, U.S.A. 10005
Banks and Brokers call collect:
(212) 269-5550
All others call toll free: (888) 887-0082

Any questions and requests for assistance may be directed by Shareholders to the Depositary or the Information Agent at their respective telephone numbers and locations set out above.

LETTER OF ACCEPTANCE AND TRANSMITTAL FOR COMMON SHARES

OF

HUMMINGBIRD LTD.

Pursuant to an Offer

dated July 10, 2006

made by

6575064 CANADA INC.

a wholly-owned subsidiary of

OPEN TEXT CORPORATION

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 12:01 A.M., VANCOUVER TIME, ON AUGUST 15, 2006 UNLESS THE OFFER IS EXTENDED OR WITHDRAWN

The Depositary or Information Agent
(see below for addresses and telephone numbers)
or your broker or other financial advisor will assist you in completing this
Letter of Acceptance and Transmittal

        This Letter of Acceptance and Transmittal, properly completed and duly executed in accordance with the instructions and rules set out below, together with all other required documents, must accompany certificates for common shares (the “Hummingbird Shares”) of Hummingbird Ltd. (“Hummingbird”) deposited pursuant to the offer (the “Offer”) dated July 10, 2006 made by 6575064 Canada Inc. (the “Offeror”) to holders of Hummingbird Shares. Shareholders may also accept the Offer by following the procedures for book-entry transfer set forth in the Offer to Purchase, provided that the confirmation of a book-entry transfer of Hummingbird Shares into the Depositary’s account at the appropriate Book-Entry Transfer Facility (as defined herein), together with an Agent’s Message (as defined herein) in respect thereof and any other required documents, are received by the Depositary at its office in Toronto prior to the Expiry Time. See Section 3 of the Offer to Purchase, “Manner of Acceptance – Acceptance by Book-Entry Transfer”.

        The terms and conditions of the Offer are incorporated by reference into this Letter of Acceptance and Transmittal. Capitalized terms used but not defined in this Letter of Acceptance and Transmittal have the meanings ascribed to them in the Offer to Purchase and Circular dated July 10, 2006 that accompanies this Letter of Acceptance and Transmittal.

        The instructions accompanying this Letter of Acceptance and Transmittal should be read carefully before this Letter of Acceptance and Transmittal is completed.

TO:	6575064 Canada Inc., a wholly-owned subsidiary of Open Text Corporation

AND TO:	Computershare Investor Services Inc., as Depositary

        The undersigned delivers to you the enclosed certificate(s) for Hummingbird Shares. Subject only to the provisions of the Offer regarding withdrawal, the undersigned irrevocably accepts the Offer for such Hummingbird Shares upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s).

Share Certificate Number	Name in Which Registered	Number of Hummingbird Shares Represented by Certificate	Number of Deposited Hummingbird Shares

TOTAL

(Attach list in the above form, if necessary)

(Please print or type. If space is insufficient, please attach a list to this Letter of Acceptance and Transmittal in the above form. The above table is not to be completed if a transfer of Hummingbird Shares is being made by book-entry transfer.)

        The undersigned acknowledges receipt of the Offer to Purchase and Circular and represents and warrants that (i) the undersigned has full power and authority to deposit, sell, assign and transfer Hummingbird Shares represented by the enclosed certificate(s) (the “Deposited Shares”) (and any Distributions thereon, as defined below); (ii) the undersigned depositing the Hummingbird Shares or on whose behalf such Hummingbird Shares are being deposited owns the Deposited Shares (and any Distributions thereon) within the meaning of applicable securities laws; (iii) the Deposited Shares (and Distributions thereon) have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares (and any Distributions thereon) to any other person; (iv) the deposit of such Hummingbird Shares (and any Distributions thereon) complies with applicable securities laws; and (v) when such Deposited Shares (and any Distributions thereon) are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, security interests, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of others.

        IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, the undersigned irrevocably hereby deposits, sells, assigns and transfers to the Offeror all of the right, title and interest of the undersigned in and to the Deposited Shares, and in and to all rights and benefits arising therefrom, including the right to all dividends, distributions, payments, securities, property or other interests which may have been or may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on or after July 10, 2006, other than any cash dividend, distribution or payment in respect of which a reduction in the price of the Offer is made pursuant to Section 9 of the Offer to Purchase, “Changes in Capitalization, Distributions and Liens”, but including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”).

        If, on or after the date of the Offer, Hummingbird should declare, make, pay, allot, reserve or issue any Distribution with respect to any of the Hummingbird Shares accepted for purchase pursuant to the Offer which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of the Offeror or its nominees or transferees on the registers maintained by Hummingbird, then, without prejudice to the Offeror’s rights under Section 4 of the Offer to Purchase, “Conditions of the Offer”, (a) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments shall be received and held by the depositing Shareholders for the account of the Offeror until the Offeror pays for such Hummingbird Shares, and to the extent that such dividends, distributions or payments per Hummingbird Share do not exceed the cash purchase price per Hummingbird Share payable by the Offeror pursuant to the Offer, the purchase price per Hummingbird Share payable by the Offeror pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment per Hummingbird Share, and (b) in the case of any cash dividend, distribution or payment per Hummingbird

2

Share that exceeds the cash purchase price per Hummingbird Share payable by the Offeror pursuant to the Offer, or in the case of any other Distribution, the whole of any such Distribution will be received and held by the depositing Shareholder for the account of and for the benefit of the Offeror and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of such Distribution, and may withhold the entire consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

        Shareholders whose share certificates are not immediately available or who cannot deliver their Hummingbird Share certificates and all other required documents to the Depositary on or prior to the Expiry Time may deliver such Hummingbird Shares according to the guaranteed delivery procedures set forth in the Offer to Purchase and the Notice of Guaranteed Delivery.

        The undersigned irrevocably constitutes and appoints the Depositary, any officer or director of the Offeror and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to Deposited Shares taken up and paid for under the Offer, together with any Distributions thereon (the “Purchased Securities”). Such power of attorney shall be effective on and after the date the Offeror takes up and pays for such Purchased Securities (the “Effective Date”) with full power of substitution and re-substitution, in the name and on behalf of such holder (such power of attorney being deemed to be an irrevocable power coupled with an interest), (a) to register or record, transfer and enter the transfer and/or cancellation of the Purchased Securities (to the extent consisting of securities) on the appropriate register of holders of Hummingbird Shares maintained by Hummingbird, (b) to transfer ownership of such Purchased Securities (to the extent consisting of securities) on the account books maintained at the Book-Entry Transfer Facility, together with all accompanying evidence of transfer and authenticity, to or upon the order of the Offeror, (c) except as may otherwise be agreed, to exercise any and all of the rights of the holder of the Purchased Securities, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in a form and on terms satisfactory to the Offeror in respect of all or any of the Purchased Securities, revoke any such instrument, authorization or consent to designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of such holder of Hummingbird Shares in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise (and any adjournment thereof), including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of the relevant securities of Hummingbird, (d) to execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of the Purchased Securities, any and all cheques or other instruments respecting any Distribution payable to, or to the order of, such registered holder, and (e) to exercise any rights of the undersigned with respect to the Purchased Securities.

        The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any Distributions thereon. The undersigned agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares or any Distributions thereon by or on behalf of the undersigned, unless such Deposited Shares are not taken up and paid for under the Offer.

        The undersigned agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise (and any adjournment thereof), including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of the relevant securities of Hummingbird and, except as may otherwise be agreed, not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder of the Purchased Securities.

        The undersigned covenants and agrees to execute, upon request, any additional documents of transfer or assurances necessary or desirable to complete the sale, assignment and transfer of the Deposited Shares and any Distributions thereon to the Offeror.

        Each authority conferred or agreed to be conferred by the undersigned in this Letter of Acceptance and Transmittal is irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall,

3

to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned, and all obligations of the undersigned in this Letter of Acceptance and Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

        The undersigned instructs the Offeror and the Depositary, upon the Offeror taking up and paying for the Deposited Shares, to mail the cheque(s) by first class mail, postage prepaid, or to hold such cheque(s) for pick-up, in accordance with the instructions given below. Should any Deposited Shares not be purchased, deposited certificates and other relevant documents shall be returned in accordance with the instructions in the preceding sentence. The undersigned recognizes that the Offeror will not transfer any Deposited Shares from the name of the registered holder hereof if the Offeror does not purchase any of the Deposited Shares.

        Pursuant to rules of the Canadian Payments Association, a Cdn.$25 million ceiling has been established on cheques, bank drafts and other paper-based payments processed through Canada’s clearing system. As a result, any payment to the undersigned in excess of Cdn.$25 million will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payments Association. Accordingly, settlement with the undersigned involving a payment in excess of Cdn.$25 million will be made only in accordance with wire transfer instructions provided by the undersigned to the Depositary in writing. In the event wire transfer instructions are required as set out above, the Depositary will contact the undersigned promptly following the Expiry Time for purposes of obtaining wire transfer instructions. Any delay in payment by the Depositary resulting from the provision by the undersigned of wire transfer instructions will not entitle the undersigned to interest or other compensation in addition to the amounts to which the undersigned is entitled pursuant to the Offer.

        The undersigned agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Hummingbird Shares deposited pursuant to the Offer and of any notice of withdrawal will be determined by the Offeror in its sole discretion and that such determination will be final and binding, and acknowledges that there is no duty or obligation of the Offeror, Open Text, the dealer managers (if any), a member of soliciting dealer group (if any), the Depositary, the Information Agent or any other person to give notice of any defect or irregularity in any deposit or notice of withdrawal and no liability will be incurred by any of them for failure to give any such notice.

        The undersigned hereby declares that the undersigned (a) is not acting for the account or benefit of a person from any jurisdiction outside of Canada in which the acceptance of the Offer would not be in compliance with the laws of such jurisdiction and (b) is not in, or delivering this Letter of Acceptance and Transmittal from, any such jurisdiction.

        By reason of the use by the undersigned of an English language form of the Letter of Acceptance and Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Acceptance and Transmittal, as well as all documents relating thereto, be drawn up exclusively in the English language. En raison de l’usage de la version anglaise de la présente lettre d’acceptation et d’envoi par le soussigné, ce dernier et les destinataires sont réputés avoir demandé que tout contrat attesté par l’offre telle quelle est acceptée au moyen de cette lettre d’acceptation et d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

4

SHAREHOLDER SIGNATURE

If you are a U.S. Shareholder, you must also complete the accompanying Substitute Form W-9

Signature guaranteed by (if required
under Instruction 4):
Dated:

Authorized Signature of Guarantor	Signature of Shareholder or Authorized
Representative - See Instructions 3, 4 and 5

Name of Guarantor	Name of Shareholder
(please print or type)	(please print or type)

Address of Guarantor	Daytime Telephone Number of Shareholder
(please print or type)

Fax Number of Shareholder

Name of Authorized Representative,
if applicable (please print or type)

Daytime Telephone Number of Authorized
Representative

Fax Number of Authorized Representative

5

SHAREHOLDER INFORMATION AND INSTRUCTIONS

Please review carefully and complete the following boxes, as appropriate.

BLOCK A
REGISTRATION AND PAYMENT
INSTRUCTIONS

(See Instructions 3 and 4)

ISSUE CHEQUE IN THE NAME OF:
(please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip) Code)

(Telephone - Business Hours)

(Tax Identification Number,
Social Insurance Number or
Social Security Number)

(See Substitute Form W-9
included herein)	BLOCK B
DELIVERY INSTRUCTIONS

(See Instructions 3 and 4)

SEND CHEQUE TO (Unless
BLOCK “C” is checked):

[    ]    Same as address in Block A or to:
(please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip) Code)

(Telephone - Business Hours)

(Tax Identification Number or Social Insurance Number)

BLOCK C
SPECIAL PICK-UP INSTRUCTIONS

[ ]	HOLD CHEQUE FOR PICK-UP AGAINST COUNTER RECEIPT AT THE OFFICES OF THE DEPOSITARY WHERE THIS LETTER OF ACCEPTANCE AND TRANSMITTAL IS DEPOSITED. (Check box)

BLOCK D
DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY

(See Instruction 2)

[ ]	CHECK HERE IF COMMON SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder ________________________________________________________________________________________________

Date of Execution of Notice of Guaranteed Delivery __________________________________________________________________________

Name of Institution which Guaranteed Delivery ______________________________________________________________________________

6

BLOCK E
INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER

(See Instruction 7)

__________________________________	___________________________________	__________________________________
(Firm)	(Address)	(Telephone Number)

______________________________________
(Facsimile Number)

____________________________________________	____________________________________________
(Registered Representative)	(Registered Representative Identification Number)

[ ]	CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

[ ]	CHECK HERE IF DISKETTE TO FOLLOW

BLOCK F
STATUS AS U.S. SHAREHOLDER

(See Instruction 10)

A U.S. Holder is any Shareholder that is either (A) providing an address in Block “B” which is located within the United States or any territory or possession thereof or (B) a U.S. person for United States federal income tax purposes.

INDICATE WHETHER OR NOT YOU ARE A U.S. HOLDER OR ARE ACTING ON BEHALF OF A U.S. HOLDER

[ ]	The owner signing above represents that it is not a U.S. Holder and is not acting on behalf of a U.S. Holder.

[ ]	The owner signing above is a U.S. Holder or is acting on behalf of a U.S. Holder.

IF YOU ARE A U.S. HOLDER OR ACTING ON BEHALF OF A U.S. HOLDER, IN ORDER TO AVOID U.S. BACKUP WITHOLDING YOU MUST FURNISH A SUBSTITUTE FORM W-9 OR, IN CERTAIN CIRCUMSTANCES, ANOTHER WITHOLDING TAX CERTIFICATE. YOU CAN FIND MORE INFORMATION BELOW.

7

INSTRUCTIONS AND RULES

1.	Use of Letter of Acceptance and Transmittal

(a)	This Letter of Acceptance and Transmittal or a facsimile copy hereof, properly completed and manually signed, together with accompanying certificates representing the Hummingbird Shares (or a Book-Entry Confirmation together with an Agent’s Message with respect thereto), must be received by the Depositary at any of its offices specified below by 12:01 a.m., Vancouver time, on August 15, 2006, the Expiry Time, unless the Offer is extended or unless the procedures for guaranteed delivery set out in Instruction 2 below are employed.

(b)	Under certain circumstances, it may be necessary for a Shareholder to deliver certificate(s) representing Hummingbird Shares at different times. In those circumstances, Shareholders should deliver this Letter of Acceptance and Transmittal or a facsimile copy hereof, properly completed and manually signed, with each delivery of certificates.

(c)	In all cases, the method used to deliver this Letter of Acceptance and Transmittal and any accompanying certificates representing Hummingbird Shares (or an Agent’s Message, including delivery through the applicable Book-Entry Transfer Facility) is at the option and risk of the person depositing same, and delivery will be deemed effective only when such documents are actually received. The Offeror recommends that the necessary documentation be delivered by hand to the Depositary at any of its offices specified below and a receipt obtained or, if mailed, that registered mail with return receipt requested be used and that proper insurance be obtained. Shareholders whose Hummingbird Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Hummingbird Shares.

2.	Procedures for Guaranteed Delivery

        If a Shareholder wishes to deposit Hummingbird Shares pursuant to the Offer and certificates representing such Hummingbird Shares are not immediately available or the Shareholder is not able to deliver the certificates representing such Hummingbird Shares and all other required documents to the Depositary at or prior to the Expiry Time, such Hummingbird Shares may nevertheless be deposited validly under the Offer provided that all of the following conditions are met:

(a)	such deposit is made by or through an Eligible Institution (as defined below);

(b)	a Notice of Guaranteed Delivery (printed on green paper) in the form accompanying the Offer to Purchase and Circular or a facsimile thereof, properly completed and signed, including a guarantee by an Eligible Institution in the form specified in the Notice of Guaranteed Delivery, is received by the Depositary at or prior to the Expiry Time at the Toronto office of the Depositary as set forth in the accompanying Notice of Guaranteed Delivery; and

(c)	the certificate(s) representing the deposited Hummingbird Shares in proper form for transfer, or a Book-Entry Confirmation with respect to the deposited Hummingbird Shares, together with a Letter of Acceptance and Transmittal (or a facsimile thereof), properly completed and duly executed with any required signature guarantees (or, in the case of a book-entry transfer of Hummingbird Shares, an Agent’s Message), and all other documents required by the Letter of Acceptance and Transmittal, are received by the Depositary at the applicable address specified in the Notice of Guaranteed Delivery no later than5:00 p.m., Toronto time, on the third trading day on the TSX after the Expiry Time.

        An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP).

        Shareholders may also accept the Offer by following the procedures for book-entry transfer, provided that confirmation of a book-entry transfer of such Hummingbird Shares (a “Book-Entry Confirmation”) into the Depositary’s account at the applicable Book-Entry Transfer Facility, together with either an Agent’s Message in respect thereof or a properly completed and duly executed Letter of Acceptance and Transmittal, along with any other required documents, is received by the Depositary at its office in Toronto no later than the Expiry Time. The Depositary will establish accounts at the Book-Entry Transfer Facilities for the purposes of the Offer. Any financial institution that is a participant in the system of the applicable Book-Entry Transfer Facility may make a book-entry transfer of a holder’s Hummingbird Shares by causing the applicable Book-Entry Transfer Facility to transfer such Hummingbird Shares into the Depositary’s account at the applicable Book-Entry Transfer Facility in accordance with that Book-Entry Transfer Facility’s procedures for such transfer. Delivery of documents to the applicable Book-Entry Transfer Facility in accordance with its procedures does not constitute delivery to the Depositary.

        “Book-Entry Transfer Facility” means, for Shareholders accepting the Offer in Canada, The Canadian Depository for Securities Limited, and for Shareholders accepting the Offer in the United States, The Depository Trust Company. The Canadian Depository for Securities Limited and The Depository Trust Company are collectively referred to herein as the “Book-Entry Transfer Facilities”.

        The term “Agent’s Message” means a message, transmitted by the applicable Book-Entry Transfer Facility to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that the applicable Book-Entry Transfer Facility has received an express acknowledgement from the participant in the system of that Book-Entry Transfer Facility depositing the Hummingbird Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Acceptance and Transmittal as if executed by such participant and that the Offeror may enforce such agreement against such participant.

3.	Signatures

        This Letter of Acceptance and Transmittal must be filled in and signed by the holder of Hummingbird Shares accepting the Offer described above or by such holder’s duly authorized representative (in accordance with Instruction 5).

8

(a)	If this Letter of Acceptance and Transmittal is signed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Acceptance and Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) is held of record by two or more joint holders, all such holders must sign this Letter of Acceptance and Transmittal.

(b)	If this Letter of Acceptance and Transmittal is signed by a person other than the registered holder(s) of the accompanying certificate(s):

(i)	such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder(s); and

(ii)	the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4.	Guarantee of Signatures

        If this Letter of Acceptance and Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, if the payment is to be made in a name other than that of the registered owner(s), or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of the Company, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5.	Fiduciaries, Representatives and Authorizations

        Where this Letter of Acceptance and Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association, or is executed by any other person acting in a representative or fiduciary capacity, this Letter of Acceptance and Transmittal must be accompanied by satisfactory evidence of the authority to act. The Offeror or the Depositary, each at its own discretion, may require additional evidence of authority or additional documentation.

6.	Partial Tenders

        If less than the total number of Hummingbird Shares evidenced by any certificate submitted is to be deposited under the Offer, fill in the number of Hummingbird Shares to be deposited in the appropriate space on this Letter of Acceptance and Transmittal. In such case, new certificate(s) for the number of Hummingbird Shares not deposited will be sent to the registered holder unless otherwise provided in the appropriate box on this Letter of Acceptance and Transmittal as soon as practicable after the Expiry Time. The total number of Hummingbird Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7.	Solicitation

        Identify the investment dealer or broker, if any, who solicited acceptance of the Offer by completing the appropriate box on this Letter of Acceptance and Transmittal and present a list of beneficial holders if applicable. If this deposit represents more than one beneficial holder, all beneficial holder information must be provided on a list that must accompany the deposit or on a diskette that must be forwarded to the place of deposit.

8.	Miscellaneous

(a)	If the space on this Letter of Acceptance and Transmittal is insufficient to list all certificates for Hummingbird Shares, additional certificate numbers and number of Hummingbird Shares may be included on a separate signed list affixed to this Letter of Acceptance and Transmittal.

(b)	If Hummingbird Shares are registered in different forms (e.g., “John Doe” and “J. Doe”), a separate Letter of Acceptance and Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted and no fractional Hummingbird Shares will be purchased. All depositing Shareholders by execution of this Letter of Acceptance and Transmittal (or a facsimile thereof) waive any right to receive any notice of the acceptance of Deposited Shares for payment.

(d)	The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

(e)	Additional copies of the Offer to Purchase and Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at any of its offices at the addresses listed below.

(f)	Deposits of Hummingbird Shares will not be accepted from or on behalf of Shareholders in any jurisdiction outside Canada in which the acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

9.	Lost Certificates

        If a share certificate has been lost or destroyed, this Letter of Acceptance and Transmittal should be completed as fully as possible and forwarded to the Depositary with a statement on the Letter of Acceptance and Transmittal that the Shareholder is in the process of replacing the lost certificate. The Shareholder must comply with the replacement requirements of Hummingbird’s transfer agent and submit to the Depositary a duly

9

issued replacement certificate on or prior to the Expiry Time. In your letter to the Depositary, please ensure that you provide your telephone number so that the Depositary may contact you.

10.	Important Information for U.S. Holders

        United States federal income tax law generally requires that a U.S. Holder who receives cash in exchange for Hummingbird Shares must provide the Depositary with his correct Taxpayer Identification Number (“TIN”), which, in the case of a holder of Hummingbird Shares who is an individual, is generally the individual’s Social Security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service (“IRS”) and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained.

        To prevent backup withholding on any payment made to a U.S. Holder (or person acting on behalf of a U.S. Holder) with respect to Hummingbird Shares deposited, you are required, if you are a U.S. person (as defined below), to notify the Depositary of your current U.S. TIN (or the TIN of the person on whose behalf you are acting) by completing the Substitute Form W-9 as described more fully below. If you are a U.S. Holder that is not a U.S. person but provides a mailing address in the United States, you may be required to furnish an IRS Form W-8 to avoid backup withholding, which the Depositary will provide upon request.

        Backup withholding is not an additional tax. Amounts withheld are creditable against the Shareholder’s regular United States federal income tax liability, and any amount overwithheld generally will be refundable to the Shareholder if the Shareholder properly files a United States federal income tax return.

        Each U.S. Holder of Hummingbird Shares is urged to consult his or her own tax advisor to determine whether such securityholder is required to furnish Substitute Form W-9, is exempt from backup withholding and information reporting, or is required to furnish an IRS Form W-8.

        You are a U.S. person if you are, for U.S. federal income tax purposes, a citizen or a resident of the United States (including a U.S. resident alien), a partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

        Each depositing U.S. person is required to provide the Depositary with a correct TIN and with certain other information on Substitute Form W-9, which is attached below, and to certify that the TIN provided is correct (or that such U.S. person is awaiting a TIN) and that (a) the U.S. person has not been notified by the Internal Revenue Service that the U.S. person is subject to backup withholding as a result of a failure to report all interest or dividends or (b) the Internal Revenue Service has notified the U.S. person that the U.S. person is no longer subject to backup withholding.

        The TIN is generally the U.S. person’s U.S. Social Security number or the U.S. federal employer identification number. The U.S. person is required to furnish the TIN of the registered owner of the Hummingbird Shares. The enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” explain the proper certification to use if the Hummingbird Shares are registered in more than one name or are not registered in the name of the actual owner. The U.S. Holder may write “Applied For” on the Substitute Form W-9 if the tendering U.S. person has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the U.S. Holder writes “Applied For” on the TIN line of the Substitute Form W-9 and the Depositary is not provided with a TIN by the time of payment, the Depositary will backup withhold a portion of such payments. Certain U.S. persons are not subject to these backup withholding and reporting requirements. See the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for additional instructions.

        Failure to provide the required information on the Substitute Form W-9 may subject the tendering U.S. person to a U.S.$50 penalty imposed by the IRS and backup withholding of a portion of any payment. More serious penalties may be imposed for providing false information which, if wilfully done, may result in fines and/or imprisonment.

    U.S. Holders that are not U.S. persons but that provide a mailing address in the United States may be required to file an IRS Form W-8BEN or other appropriate IRS Form W-8. The Depositary will provide such forms upon request. A failure to properly complete and furnish the appropriate IRS Form W-8 may result in backup withholding.

        THIS LETTER OF ACCEPTANCE AND TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE (TOGETHER WITH CERTIFICATES FOR HUMMINGBIRD SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY SIGNED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY NO LATER THAN THE EXPIRY TIME.

10

FOR U.S. HOLDERS ONLY

PLEASE COMPLETE THE SUBSTITUTE FORM W-9 BELOW TO PROVIDE
YOUR TAX IDENTIFICATION NUMBER AND A CERTIFICATION
AS TO YOUR EXEMPTION FROM BACKUP WITHHOLDING

(See Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

Payer’s Name: Computershare Investor Services Inc.

SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service Payer's Request for Taxpayer Identification Number (TIN) and Certification	Part I – Taxpayer Identification Number – For all accounts, enter your taxpayer identification number on the appropriate line at right. Certify by signing and dating below. For further instructions, see Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

_____________________________________________
Name

_____________________________________________
Business Name

Please check appropriate box
[    ]    Individual/Sole Proprietor
[    ]    Corporation
[    ]    Partnership    [    ]    Other

_____________________________________________
Address

_____________________________________________
City, State, Zip Code

_____________________________________________
Social Security Number

OR
        _____________________________________________
        Employer Identification Number

        (If awaiting TIN, write “Applied For”)
______________________________________________
Part II – For Payees exempt from backup withholding, see the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, check the Exempt box below, and complete the Substitute Form W-9.

Exempt [ ]

Part III — Certification — Under penalties of perjury, I certify that:

(1)	the number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a TIN to be issued to me);

(2)	I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)	I am a U.S. person (including a U.S. resident alien).

Certification Instructions — You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return.

_____________________________________________ Signature	_____________________________________________ Date

A U.S. HOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS LETTER OF ACCEPTANCE AND TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU
WROTE “APPLIED FOR” IN PART I OF THIS SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

        I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that, notwithstanding the information I provided in Part III of the Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), all payments made to me before I provide a properly certified taxpayer identification number will be subject to the applicable percentage of backup withholding tax.

_____________________________________________ Signature	_____________________________________________ Date

11

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Specific Instructions

Name. If you are an individual, you must generally enter the name shown on your social security card. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first and then circle the name of the person or entity whose number you enter in Part I of the form.

Sole proprietor. Enter your individual name as shown on your social security card on the “Name” line. You may enter your business, trade, or “doing business as (DBA)” name on the “Business name” line.

Limited liability company (LLC). If you are a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Treasury regulations section 301.7701-3, enter the owner’s name on the “Name” line. Enter the LLC’s name on the “Business name” line. Check the appropriate box for your filing status (sole proprietor, corporation, etc.), then check the box for “Other” and enter “LLC” in the space provided.

Caution: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Other entities. Enter your business name as shown on required Federal tax documents on the “Name” line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the “Business name” line.

Note: You are requested to check the appropriate box for your status (individual/sole proprietor, corporation, etc.).

Exempt From Backup Withholding

If you are exempt, enter your name as described above and check the appropriate box for your status, then check the “Exempt from backup withholding” box in Part II, sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note: If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

Exempt payees. Backup withholding is not required on any payments made to the following payees:

1.     An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),

2.     The United States or any of its agencies or instrumentalities,

3.     A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

4.     A foreign government or any of its political subdivisions, agencies, or instrumentalities,

5.     An international organization or any of its agencies or instrumentalities,

Payees that may be exempt from backup withholding include:

6.     A corporation,

7.     A foreign central bank of issue,

8.     A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

9.     A futures commission merchant registered with the Commodity Futures Trading Commission,

12

10.     A real estate investment trust,

11.     An entity registered at all times during the tax year under the Investment Company Act of 1940,

12.     A common trust fund operated by a bank under section 584(a), and

13.     A financial institution.

Part I–Taxpayer Identification Number (TIN)

Enter your TIN on the appropriate line.

If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it on the social security number line. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are an LLC that is disregarded as an entity separate from its owner (see Limited liability company (LLC) above), and are owned by an individual, enter your SSN (or EIN, if you have one). If the owner of a disregarded LLC is a corporation, partnership, etc., enter the owner’s EIN.

Note: See the chart on this page for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form on-line at www.socialsecurity.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. Get Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses/ and clicking on Employer ID numbers under Related Topics. You may get Forms W-7 and SS-4 from the IRS by calling 1-800-TAXFORM (1-800-829-3676) or from the IRS’s Internet Web Site at www.irs.gov.

If you do not have a TIN, write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: Writing “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.

Part III–Certification

To establish to the withholding agent that you are a U.S. person or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, and 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required).

1.     Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2.     Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3.     Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

13

4.     Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to give your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, or to Federal and state agencies to enforce Federal non-tax criminal laws and to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold applicable rates of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

What Name and Number To Give the Requestor

For this type of account:	Give name and SSN/EIN of:

1.	Individual	The individual

2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account[1]

3.	Custodian account of a minor (Uniform, Gift to Minors Act)	The minor[2]

4.	a.	The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]

b.	So-called trust account that is not a legal or valid trust under state law	The actual owner[1]

5.	Sole proprietorship or single-owner LLC	The owner[3]

6.	A valid trust, estate, or pension trust	Legal entity[4]

7.	Corporate or LLC electing corporate status on Form 8832	The corporation

8.	Association, club, religious, charitable, educaitonal, or other tax-exempt organization	The organization

9.	Partnership or multi-member LLC	The partnership

10.	A broker or registered nominee	The broker or nominee

11.	Account with the Department of Agirculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

1    List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.
2    Circle the minor’s name and furnish the minor’s SSN.
3    You must show your individual name, but you may also enter your business or “DBA” name on the second name line. You may use either your SSN or EIN (if you have one). If you are a sole proprietor, the IRS encourages you to use your SSN.
4    List first and circle the name of the legal trust, estate or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)
Note:    If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

14

PENALTIES

(1)     Failure to Furnish Taxpayer Identification Number — If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2)     Civil Penalty for False Information With Respect to Withholding — If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3)     Criminal Penalty for Falsifying Information — Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

15

The Depositary, Computershare Investor Services Inc.

By Mail

Computershare Investor Services Inc.
P.O. Box 7021
31 Adelaide Street East
Toronto, ON M5C 3H2

Toll Free: 1-800-564-6253
E-mail: corporateactions@computershare.com
Attention: Corporate Actions

By Registered Mail, by Hand or by Courier

Toronto	Montreal

Computershare Investor Services Inc.	Computershare Investor Services Inc.
100 University Avenue	650 de Maisonneuve Blvd. West
9th Floor	Suite 700
Toronto, Ontario M5J 2Y1	Montreal, Quebec H3A 3S8
Attention: Corporate Actions	Attention: Corporate Actions

The Information Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY, U.S.A. 10005
Banks and Brokers call collect:
(212) 269-5550
All others call toll free: (888) 887-0082

Any questions and requests for assistance may be directed by Shareholders to the Depositary or the
Information Agent at their respective telephone numbers and locations set out above.

The Depositary, the Information Agent, or your broker or other financial advisor can assist you in completing this Notice of Guaranteed Delivery.

THIS IS NOT A LETTER OF ACCEPTANCE AND TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for Deposit of Common Shares of

HUMMINGBIRD LTD.

Pursuant to an Offer dated July 10, 2006

made by

6575064 Canada Inc., a wholly-owned subsidiary of

OPEN TEXT CORPORATION

        This Notice of Guaranteed Delivery or one substantially equivalent hereto must be used to accept the offer dated July 10, 2006 (the “Offer”) made by 6575064 Canada Inc. (the “Offeror”), a wholly-owned subsidiary of Open Text Corporation, for all of the common shares of Hummingbird Ltd. (the “Hummingbird Shares”) not owned by the Offeror or its affiliates, if certificates for the Hummingbird Shares are not immediately available or time will not permit all required documents to reach the Depositary by the Expiry Time of the Offer (12:01 a.m., Vancouver time, on August 15, 2006, unless extended). This Notice of Guaranteed Delivery may be delivered by hand, mailed or transmitted by facsimile transmission to the Toronto office of the Depositary at the address or facsimile number, as applicable, listed below.

        The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery have the meanings ascribed to them in the Offer to Purchase and Circular dated July 10, 2006 that accompanies this Notice of Guaranteed Delivery.

To:	Computershare Investor Services Inc., as Depositary

By Mail:	By Hand or Courier:

Computershare Investor Services Inc.	Computershare Investor Services Inc.
P.O. Box 7021	100 University Avenue
31 Adelaide Street East	9th Floor
Toronto, ON M5C 3H2	Toronto, Ontario M5J 2Y1
Attention: Corporate Actions
Toll Free: 1-800-564-6253
E-mail: corporateactions@computershare.com
Attention: Corporate Actions

By Facsimile Transmission:
(905) 771-4082

        Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile number other than set forth above does not constitute a valid delivery.

        This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Acceptance and Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Acceptance and Transmittal.

        The undersigned hereby deposits with the Offeror, upon the terms and subject to the conditions set forth in the Offer and the Letter of Acceptance and Transmittal (receipt of which is hereby acknowledged), the Hummingbird Shares pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

        Deposits of Hummingbird Shares will not be accepted from or on behalf of Shareholders in any jurisdiction outside of Canada in which the acceptance of the Offer would not be in compliance with the laws of such jurisdiction. The undersigned hereby declares that the undersigned is not acting for the account or benefit of a person from any such jurisdiction and is not in, or delivering this Notice of Guaranteed Delivery from, any such jurisdiction.

6575064 CANADA INC.
NOTICE OF GUARANTEED DELIVERY

DO NOT SEND CERTIFICATES FOR HUMMINGBIRD SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR HUMMINGBIRD SHARES MUST BE SENT WITH YOUR LETTER OF ACCEPTANCE AND TRANSMITTAL.

        The undersigned hereby deposits to the Offeror, upon the terms and subject to the conditions set forth in the Offer to Purchase, receipt of which is hereby acknowledged, the Hummingbird Shares described below pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase, “Manner of Acceptance – Procedure for Guaranteed Delivery” and Instruction 2 of the related Letter of Acceptance and Transmittal.

Share Certificate Number	Name in Which Registered	Number of Hummingbird Shares Represented by Certificate	Number of Deposited Hummingbird Shares

TOTAL

(Attach list in the above form, if necessary)

Area Code and Telephone Number during Business Hours:

( )

Dated:

Signature(s):

(please print name)

GUARANTEE

The undersigned, a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States), guarantees delivery to the Depositary at its address in Toronto set forth herein of the certificate(s) representing the Hummingbird Shares tendered hereby, in proper form for transfer, with a properly completed and duly executed Letter of Acceptance and Transmittal in the form enclosed herewith, or an originally signed facsimile copy thereof, or to deliver Hummingbird Shares pursuant to the procedures for book-entry transfer in the Depositary’s account at the applicable Book-Entry Transfer Facility, with an Agent’s Message in respect thereof, and all other documents required by the Letter of Acceptance and Transmittal, all at or prior to 5:00 p.m., Toronto time, on the third trading day on the Toronto Stock Exchange following the Expiry Time.

Name of Firm	Authorized Signature

Address of Firm	Name (please print)

Title

Zip Code/Postal Code	Date

Area Code and Telephone Number

2

Open Text Corporation
275 Frank Tompa Drive
Waterloo, Ontario, Canada
N2L 0A1

July 10, 2006

Dear Hummingbird Shareholder:

We are pleased to send you the accompanying offer to purchase all of the outstanding common shares of Hummingbird Ltd. at a price of U.S.$27.75 cash per share.

This offer delivers significant value for Hummingbird Ltd. shareholders since it represents a premium of approximately 20.4% and 20.0% over the closing prices of the Hummingbird shares on the Toronto Stock Exchange (based on the Bank of Canada noon spot rate on July 5, 2006 of Cdn.$1.00 = U.S.$0.8995) and the Nasdaq, respectively, on May 25, 2006, the last trading day before Hummingbird announced that it had entered into an arrangement agreement with affiliates of Symphony Technology Group, LLC, and is U.S.$1.00 per share greater than the Symphony offer.

Our offer is open for acceptance until 12:01 a.m. (Vancouver time) on August 15, 2006. We urge you to review the details of the offer in the enclosed materials and, should you have any questions, contact D.F. King & Co., Inc., our information agent, at the numbers shown in the offer, or your own professional advisor.

We appreciate your consideration of this premium offer for your Hummingbird shares.

Sincerely,

(Signed) JOHN SHACKLETON

John Shackleton
President and Chief Executive Officer
Open Text Corporation

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The following exhibits have been filed as part of this Schedule.

Exhibit	Description

1.1	Summary newspaper advertisement, dated July 10, 2006

1.2	Report of a take-over bid dated July 10, 2006 prepared in accordance with Section 189.1.3 of the regulations to the Securities Act (Quebec)

1.3	Early warning report dated July 6, 2006 prepared in accordance with applicable Canadian securities laws together with attached press release

PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.	Undertakings

a.	6575064 Canada Inc. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities; and

b.	6575064 Canada Inc. undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.	Consent to Service of Process

(a)	At the time of filing this Schedule, the Bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)	Any change to the name or address of a registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV
SIGNATURES

        By signing this Schedule, 6575064 Canada Inc. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon 6575604 Canada Inc.’s designated agent.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

Date: July 10, 2006

6575604 CANADA INC.

By: /s/ JOHN SHACKLETON
Name: John Shackleton
Title: President and Chief Executive
Officer

Exhibit Index

1.1	Summary newspaper advertisement, dated July 10, 2006

1.2	Report of a take-over bid dated July 10, 2006 prepared in accordance with Section 189.1.3 of the regulations to the Securities Act (Quebec)

1.3	Early warning report dated July 6, 2006 prepared in accordance with applicable Canadian securities laws together with attached press release